As filed with the Securities And Exchange Commission on September 27, 2000
                                                SEC Registration No. 333-14011

==============================================================================

                   U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM SB-2/A
                       (POST-EFFECTIVE AMENDMENT NO. 1)

           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                    DOUBLE EAGLE PETROLEUM AND MINING CO.
                    -------------------------------------
                (Name Of Small Business Issuer In Its Charter)

         Wyoming                           1330                            83-0214692

(State Or Jurisdiction Of      (Primary Standard Industrial       (IRS Employer Identification
     Incorporation)            Classification Code Number)                  Number)
                              777 Overland Trail (P.O. Box 766)
                                    Casper, Wyoming  82602
                                        (307) 237-9330

                (Address And Telephone Number Of Principal Executive Offices)

                      777 Overland Trail (P.O. Box 766)
                            Casper, Wyoming  82602


------------------------------------------------------------------------------

(Address Of Principal Place Of Business Or Intended Principal Place Of Business)

                       Stephen H. Hollis
               777 Overland Trail (P.O. Box 766)
                    Casper, Wyoming  82602
                        (307) 237-9330

   (Name, Address And Telephone Number Of Agent For Service)

                                   Copies to:
                           Alan L. Talesnick, Esquire
                           Francis B. Barron, Esquire
                                Patton Boggs LLP
                        1660 Lincoln Street, Suite 1900
                             Denver, Colorado 80264
                                 (303) 830-1776

------------------------------------------------------------------------------

          Approximate date of commencement of proposed  sale to the public:   As
          soon as practicable after the effective date of this Registration Statement.

------------------------------------------------------------------------------

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [] ___________________________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [] ___________________________

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.[X]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box []

                       CALCULATION OF REGISTRATION FEE

Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

     The information in this prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                PRELIMINARY PROSPECTUS DATED SEPTEMBER 27, 2000
                             SUBJECT TO COMPLETION

                    DOUBLE EAGLE PETROLEUM AND MINING CO.

                       1,318,250 Shares of Common Stock

     This prospectus relates to an offering by Double Eagle Petroleum And Mining
Co. of 1,318,250 shares of common stock.   These shares consist of the
following:

o Up to 1,118,250 shares that may be issued for $3.00 per share upon the exercise of redeemable common stock purchase warrants.
o Up to 100,000 shares that may be issued upon the exercise of underwriter's warrants to purchase units for $1.50 per unit of common stock and common stock purchase warrants.
o Up to 100,000 shares for $3.00 per share that may be issued upon the exercise of the warrants underlying the underwriter's warrants.

     The warrants and underwriter's warrants were sold by us in a public offering of units in December 1996 through Rocky Mountain Investments & Securities, Inc. (the "Underwriter"). The warrants are subject to redemption by us as described in this prospectus. See "Description Of Securities_ Warrants".

     The common stock and warrants are traded on The NASDAQ SmallCap Market ("NASDAQ") under the symbol "DBLE" and "DBLEW", respectively. On September 15, 2000, the closing sales price of the as reported by NASDAQ was $6.5938 per share of common stock and $3.50 per warrant.

     Investing in the common stock involves certain risks. See the "Risk Factors" section beginning on page 4.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

            The date of this prospectus is _________________, 2000.

                               PROSPECTUS SUMMARY

     The following summary highlights information contained in this prospectus. It may not be complete and may not contain all the information that you should consider before investing in the common stock. You should read this entire prospectus carefully, including the "RISK FACTORS" section.

The Company              We explore for, develop, produce and sell crude oil and natural gas.  We concentrate our activities in areas in which we
                         believe we have accumulated detailed geologic knowledge and developed significant management experience.  Our current areas of exploration and development are focused in the Moxa Arch in southwestern Wyoming, the Power River Basin in northeastern
                         Wyoming, the Washakie Basin in south central Wyoming, the Wind
                         River Basin in central Wyoming, and the Christmas Meadows area in northeastern Utah.  As of August 31, 1999, we owned
                         interests in a total of approximately 283 gross, 10.54 net, producing wells.  See below, "Business And Properties".

Securities Offered       Up to 1,318,250 shares common stock. These shares consists of the following:

                         o Up to 1,118,250 shares for $3.00 per share that may be issued upon the exercise of redeemable common stock purchase
                           warrants.
                         o Up to 100,000 shares that may be issued upon the exercise of underwriter's warrants to purchase units for $1.50 per unit of common stock and common stock purchase warrants.
                         o Up to 100,000 shares for $3.00 per share that may be issued upon the exercise of the warrants underlying the
                           underwriter's warrants.

                         The warrants are exercisable for $3.00 per share until December
                         17, 2001.  The underwriter's warrants are exercisable at $1.50 per unit until December 17, 2001.  See "Description Of
                         Securities".

Common Stock
outstanding(1):
                         Prior to the Offering: 4,817,401
                         After Offering(1): 6,135,651
                         (1)  Includes (a) up to 1,118,250 shares of common stock
                              issuable upon exercise of the warrants, and (b) up to
                              200,000 shares of common stock issuable upon exercise of
                              the underwriter's warrants and the warrants included in
                              those units.  See "Underwriting".  Also does not include
                              403,000 shares of common stock issuable upon exercise of
                              outstanding stock options held by our employees and
                              directors and 374,750 shares of common stock issuable upon exercise of other outstanding options and warrants.

Redemption Of The        We may redeem the warrants at a price of $.02 per warrant at
  Warrants               any time prior to their exercise or expiration upon 30 days'
                         prior written or published notice if the closing bid quotation for the common stock for at least 20 of the 30 consecutive business days ending on the day of our giving notice of
                         redemption has been at least $4.00 per share.  The exercise of the warrants is subject to a current registration statement being effective.  The warrants remain exercisable during the
                         30-day notice period.  Any warrantholder who does not exercise that holder's warrants prior to their expiration or redemption, as the case may be, forfeits that holder's right to purchase the shares of common stock underlying the warrants.  We may not redeem warrants included in the underwriter's units issuable upon the exercise of the underwriter's warrants.  See
                         "Description Of Securities_ Warrants_ Redemption".

Use Of Proceeds          Net proceeds from the exercise of warrants will be used for our oil and gas activities and to increase working capital.  See
                         "Use Of Proceeds" and "Business And Properties".

Risk Factors             The securities offered by this prospectus involve a high degree of risk.  See "Risk Factors".

NASDAQ                   Common Stock: "DBLE"
  Symbols                Warrants: "DBLEW"

Summary Oil And Gas Reserve Information

     The following table sets forth summary information with respect to our estimates of net proved developed oil and gas reserves and discounted present value of the estimated future net revenues from the production and sale of these reserves as of each of August 31, 1998 and August 31, 1999, respectively. For additional information relating to reserves, see "Business And Properties_ Production", "_ Reserves", Note 11, Oil And Gas Producing Activities, included after the Financial Statements of the Company included elsewhere in this prospectus, and "Risk Factors_ Estimates Of Reserves And Future Net Revenues".

                                                       Estimated Proved Reserves As Of
                                                       -------------------------------
                                           August 31, 1998 (1)                  August 31, 1999(1)
                                           -------------------                  ------------------
                                   Developed   Undeveloped  Total       Developed   Undeveloped   Total
                                   ----------  -----------  =------     ----------  -----------  --------
Crude Oil (Bbls)..........             90,911      --           90,911     152,169      --          152,169

Natural Gas (Mcf).........          3,507,986      --        3,507,986   4,090,010      --        4,090,010

Present Value Of Estimated Future
Net Revenues Before Income Taxes
(In Thousands), Discounted At
10%(2)....................         $3,976,153      --       $3,976,153  $4,791,302      --       $4,791,302
________________________

(1) Our annual reserve reports are prepared as of August 31, which is the last day of our fiscal year.
(2) The present value of estimated future net revenues as of each date was calculated using oil and gas prices as of that date.

                                  RISK FACTORS

     The purchase of shares of common stock involves a high degree of risk. Before purchasing common stock, you should read this entire prospectus and consider the following factors concerning the company in addition to the other information in this prospectus.

We have had operating losses in the past.

     We have reported net losses for four of our past six fiscal years, including losses of $420,278 in 1998, $21,143 in 1996, $341,616 in 1994, and
$76,421 in 1993. In addition, without considering net proceeds from sales of properties, we had net losses before taxes of $514,297 in 1998, $19,820 in 1997, $139,638 in 1996, $387,583 in 1995, $350,088 in 1994, and $213,500 in 1993.
There is no assurance that our current or future operations will be profitable.

We depend on a key employee.

     We are highly dependent on the services of Stephen H. Hollis, our Chairman of the Board and Chief Executive Officer. The loss of Mr. Hollis could have a material adverse effect on us. We do not carry "key man" life insurance on Mr. Hollis.

We cannot predict the future price of oil and natural gas.

     Our revenues, profitability and liquidity are substantially dependent upon prevailing prices for oil and natural gas, which can be extremely volatile and in recent years have been depressed by excess total domestic and imported supplies. Prices also are affected by actions of state and local agencies, the United States and foreign governments, and international cartels. In addition, sales of oil and natural gas are seasonal in nature, leading to substantial differences in cash flow at various times throughout the year. These external factors and the volatile nature of the energy markets make it difficult to estimate future prices of oil and natural gas. Any substantial or extended decline in the price of oil and/or natural gas would have a material adverse effect on our financial condition and results of operations, including reduced cash flow and borrowing capacity. All of these factors are beyond our control.

We could be adversely impacted by changes in the oil and gas market.

     The marketability of our oil and gas production depends in part upon the availability, proximity and capacity of gas gathering systems, pipelines and processing facilities. Federal and state regulation of oil and gas production and transportation, general economic conditions, changes in supply and changes in demand all could adversely affect our ability to produce and market its oil and natural gas. If market factors were to change dramatically, the financial impact could be substantial because we would incur expenses without receiving revenues from the sale of production. The availability of markets is beyond our control.

We may be unable to find additional reserves.

     Our revenues depend on whether we acquire or find additional reserves. Unless we acquire properties containing proved reserves or conduct successful exploration and development activities, or both, our proved reserves will decline as reserves are produced. Our planned exploration and development projects may not result in significant additional reserves. We may be unable to drill productive wells at low reserve replacement costs.

Our stock price may be adversely impacted by our choice of accounting method.

     We use the "successful efforts" method for capitalizing costs of completed oil and gas wells. Under the successful efforts method, only the costs attributable to successful exploratory wells and the costs of development wells within a producing field are reflected in property and equipment. Producing and non-producing properties are evaluated periodically and, if conditions warrant, an impairment allowance is provided. The impairment allowance is a one-time charge to earnings which does not impact cash flow from operating activities, but may result in a negative impression in the investment community and lower stock prices.

Oil and gas operations are inherently risky.

     The nature of the oil and gas business involves a variety of risks, including the risks of operating hazards such as fires, explosions, cratering, blow-outs, and encountering formations with abnormal pressures. The occurrence of any of these risks could result in losses. We maintain insurance against some, but not all, of these risks. Management believes that the level of insurance against these risks is reasonable and is in accordance with customary industry practices. The occurrence of a significant event, however, that is not fully insured could have a material adverse effect on our financial position and results of operations.

New government regulation and environmental risks could increase our costs.

     The production and sale of oil and gas are subject to a variety of federal, state and local government regulations. These include:

o    the prevention of waste
o    the discharge of materials into the environment
o the conservation of oil and natural gas, pollution, permits for drilling operations, drilling bonds, reports concerning operations
o    the spacing of wells
o    the unitization and pooling of properties

      Many jurisdictions have at various times imposed limitations on the production of oil and gas by restricting the rate of flow for oil and gas wells below their actual capacity to produce. Because current regulations covering our operations are subject to change at any time, and despite our belief that we are in substantial compliance with applicable environmental and other government laws and regulations, we may incur significant costs for compliance in the future.

Our prices may be impacted adversely by new taxes.

     The federal, state and local governments in which we operate impose taxes on the oil and gas products we sell. In the past, there has been a significant amount of discussion by legislators and presidential administrations concerning a variety of energy tax proposals. In addition, many states have raised state taxes on energy sources and additional increases may occur. We cannot predict whether any of these measures would have an adverse impact on oil and natural gas prices.

Our reserves and future net revenues may differ significantly from our estimates.

     The information included in or incorporated by reference into this prospectus contain estimates of our reserves and future net revenues. We prepared these estimates and they have not been reviewed by an independent petroleum engineer. The estimates of reserves and future net earnings are not exact and are based on many variable and uncertain factors; therefore, the estimates may vary substantially depending, in part, on the assumptions made and may be subject to adjustment either up or down in the future. The actual amounts of production, revenues, taxes, development expenditures, operating expenses, and quantities of recoverable oil and gas reserves to be encountered may vary substantially from the estimated amounts. In addition, estimates of reserves also are extremely sensitive to the market prices for oil and gas.

There is limited liquidity in our shares.

     There is a limited market for our shares and an investor cannot expect to liquidate his investment regardless of the necessity of doing so. The prices of our shares are highly volatile. Due to the low price of the securities, many brokerage firms may not effect transactions and may not deal with them as it may not be economical for them to do so. This could have an adverse effect on developing and sustaining the market for our shares securities. In addition, there is no assurance that an investor will be in a position to borrow funds using our shares as collateral.

              SUMMARY CONSOLIDATED FINANCIAL AND OPERATIONS DATA

     The summary consolidated financial and operations data set forth below should be read in conjunction with the Consolidated Financial Statements of the Company and the notes thereto and "Management's Discussion And Analysis Of Financial Condition And Results Of Operations" included elsewhere in this prospectus.

                                                                                      Nine Months Ended
                                                                                      -----------------
                                          Year Ended August 31,                            May 31,
                                          ---------------------                            -------
                           1995       1996       1997        1998        1999       1999        2000
                           ----       ----       ----        ----        ----       ----        ----
                                                                                         (Unaudited)
Income Statement
 Data:
  Production revenues     $247,461   $417,114   $633,797    $680,734     $854,405    $468,952   $1,162,294
  Property sales and
    other revenues        $686,025   $232,537   $289,153     $58,459     $283,623    $179,148      $25,358
  Depreciation,
   depletion and
   amortization            $78,586   $106,900   $135,542    $167,825     $306,002     148,365     $332,784
  Income before
   income taxes and
   cumulative effect
    of accounting
    change                 $18,404  $(24,077)   $190,982  ($465,572)   ($139,794)  ($162,419)      $45,463
  Net income               $15,291  $(21,143)   $162,827  ($420,278)   ($139,794)  ($162,419)      $45,463
Net income per share(2)       $.01     $(.01)      $0.05     ($0.11)      ($0.03)     ($0.04)        $0.01
Selected Operations
 Data (Unaudited):
Proved Developed
Reserves
    Oil (Bbls)              95,383    188,580    180,526      90,911      152,169     158,264      150,604
    Gas (Mcf)            1,935,164  2,082,591  2,757,188   3,507,986    4,090,010   4,175,878    4,789,992

Production
  Oil (Bbls)                 9,528     17,352     17,331      10,591       21,530      15,435       15,933
  Gas (Mcf)                 68,862    140,179    222,628     284,648      379,306     293,438      342,601

Reserves to Production
Ratio (years)
  Oil                         10.0       10.9      10.42        8.58         7.07       10.25         9.45
  Gas                         28.1       14.9      12.38       12.32        10.78       14.23        13.98
Average sales price
  Oil ($/Bbl)               $16.52     $21.42     $21.23      $14.47       $12.95      $10.54       $24.75
  Gas ($/Mcf)                $1.40      $1.16      $1.19       $1.85        $1.75       $1.58        $2.24

Reserve replacement
  costs ($/BOE)             $24.37      $5.04      $4.39       $5.52        $4.45       $4.47        $4.68

Net wells completed
  during the period             .8       .154      .6875      1.6065        .5126       .5126        .6840


                         At August 31, 1998            At August 31, 1999
                         ------------------            ------------------
                                                    Actual     As Adjusted (4)
                                              ----------------------------------
Balance Sheet Data:
  Working capital.               $   153.008     $  (49,538)            $3,740,212
  Total assets....                $3,263,212      $4,358,172            $8,147,922
  Long-term debt..                  $    -0-    $     41,728              $158,773
  Stockholders' equity            $3,162,617      $3,606,752            $7,396,502
____________________

(1) Includes cumulative effect of change in method of accounting for income taxes. See Note 1 to the Financial Statements included in this prospectus.

(2) We have not paid cash dividends with respect to our common stock in the past and have no plans to pay cash dividends in the future.

(3)  No reserves acquired.

(4) As adjusted to give effect to the estimated net proceeds of this offering to be received by us after deducting estimated offering expenses, and assuming the sale by us of 1,318,250 shares upon the exercise of the warrants and the underwriter's warrants and the warrants included in the underwriter's warrants. See "USE OF PROCEEDS".

                                 THE COMPANY

     We explore for, develop, produce and sell crude oil and natural gas. We concentrate our activities in areas in which we believe we have accumulated detailed geologic knowledge and developed significant management experience. Our current areas of exploration and development are focused in:

  o  the Moxa Arch in southwestern Wyoming
  o  the Powder River Basin in northeastern Wyoming
  o  the Washakie Basin in south central Wyoming
  o  the Wind River Basin in central Wyoming, and
  o  the Christmas Meadows area in northeastern Utah

      As of August 31, 1999, we owned interests in a total of approximately 283 gross, 10.54 net, producing wells.

     Our common stock is traded on the NASDAQ SmallCap Market under the ticker symbol "DBLE" and our warrants are traded under the symbol "DBLEW". On September 15, 2000, the last sale prices were $6.5938 per share of common stock and $3.50 per warrant. Our corporate office is located at 777 Overland Trail (P.O. Box 766), Casper, Wyoming 82602. Our telephone number is (307) 237-9330 and our fax number is (307) 266-1823.

                                USE OF PROCEEDS

      If all the outstanding warrants are exercised, we will receive gross proceeds of $3,804,750. There is no assurance all the warrants will be exercised. We estimate that the expenses of this offering will be approximately $15,000. We intend to use the proceeds of this offering, together with its operating cash flow, for our oil and gas activities during fiscal 2000, which initially will focus on identifying prospect areas, acquiring oil and gas leases, marketing prospects to industry partners, and funding our Company's share of drilling and completion costs. See "Business_ Plan Of Operation" and "_ Principal Areas Of Oil And Gas Activity" for a description of our oil and gas activities and planned expenditures. In addition, subject to management's determination that there are appropriate opportunities, our oil and gas activities may include one or more of the following in its principal areas of activity (not listed in order of priority):

o  additional development drilling,
o  acquisition of undeveloped acreage,
o  acquisition of producing properties, and
o  exploratory drilling.

      See "Management's Discussion And Analysis Of Financial Condition And Results Of Operations_ Liquidity And Capital Resources", and "Business And Properties_ Principal Areas Of Oil And Gas Activity".

     The estimated amounts and uses set forth above indicate our intentions for use of the net proceeds from the offering. We may reallocate the proceeds or utilize the proceeds for other oil and gas opportunities we deem to be in our best interests. Reallocation may result from an unforeseen change in circumstances concerning matters such as the results of exploratory drilling and seismic analysis, changes in oil and/or gas prices and other economic conditions that affect whether a project is economical, availability of debt financing or the existence of a property acquisition or development opportunity.

     The net proceeds of this offering will be placed temporarily in certificates of deposit, short-term obligations of the United States government, or other money-market instruments that are rated investment grade or its equivalent until used for the purposes described above.

                                CAPITALIZATION

     The following table sets forth our capitalization as of August 31, 1999, and as adjusted to reflect the issuance and sale of 1,318,250 shares upon exercise of the warrants, the underwriter's warrants and the warrants underlying the underwriter's warrants.

                                                                  August 31, 1999
                                                            ----------------------------
                                                            Actual (1)  As Adjusted (2)
                                                            ----------  ---------------
Long-term debt ...............................                $158,773         $158,773
Stockholders' equity:
     Common stock, $.10 par value:  10,000,000 shares
      authorized, 4,365,401 outstanding (5,683,651             436,540          568,365
      as adjusted)(1)(2)
     Additional paid-in capital . . . . . . . . . . . . .    2,667,276        6,325,201
     Retained earnings . . . . . . . . . . . . . . . . . .     502,936          502,936
               Total stockholders' equity . . . . . . . .    3,606,752        7,396,502
               Total capitalization. . . . . . . . . . . .   3,765,525        7,555,275
____________________

(1) Does not include 977,750 shares issuable upon exercise of outstanding options and warrants other than those warrants subject to this prospectus.

(2) Assumes the issuance of 1,318,250 shares upon exercise of the warrants, the underwriter's warrants and the warrants underlying the underwriter's warrants and proceeds net of underwriting discounts and estimated offering expenses. See "Underwriting".

                         PRICE RANGE OF COMMON STOCK

     Market Information.  The common stock is listed on the Nasdaq Small Cap
     ------------------
Market under the symbol "DBLE" and the warrants are listed on Nasdaq Small Cap Market under the symbol "DBLEW".

     Our units, each consisting of one share of common stock and one warrant, traded from December 1996 until October 1997, when the units were separated and the warrants commenced trading. The range of high and low sales prices for each quarterly period during the two most recent fiscal years ended August 31, 1998 and 1999, and the nine months ended May 31, 2000, as reported by Nasdaq, is as follows:

                                                      Common Stock
                             Warrants ("DBLEW")         ("DBLE")

Fiscal 1998                    High       Low        High       Low
 First Quarter                  1.00        .53       2.75      1.00
 Second Quarter                 1.00        .37       2.62      1.25
 Third Quarter                  1.44        .75       3.47      1.87
 Fourth Quarter                 1.12        .37       2.87      1.25
Fiscal 1999
 First Quarter                   .75        .37       1.87      1.12
 Second Quarter                  .56        .25       1.62      1.12
 Third Quarter                   .56        .31       1.75      1.06
 Fourth Quarter                  .75        .37       2.75      1.25
Fiscal 2000
 First Quarter                   1.75        .56       4.68     2.25
 Second Quarter                  1.28        .75       4.13     2.68
 Third Quarter                   1.37        .63       3.87     3.28

    Units ("DBLEU")
Fiscal 1998                    High       Low
    First Quarter               2.82       1.25
    Second Quarter             ---        ---
    Third Quarter              ---        ---
    Fourth Quarter             ---        ---

     On September 15, 2000, the closing sales price for the common stock as reported by NASDAQ was $6.5938 per share. Also on September 15, 2000, the closing sales price for the warrants was $3.50 per warrant.

     Holders.  On September 15, 2000, the number of holders of record of common
     -------
stock was 1,866 and the number of holders of warrants was 12.

     Dividends.  We have not paid any cash dividends since our inception.  We
     ---------
anticipate that all earnings will be retained for the development of our business and that no cash dividends on the common stock will be paid in the foreseeable future.

Transfer Agent

     The transfer agent for the common stock and warrants is Computershare Trust Company Incorporated, formerly known as American Securities Transfer & Trust Co., Inc., Lakewood, Colorado. The transfer agent also serves as warrant agent for the warrants.

                            SELECTED FINANCIAL DATA

     Our selected financial data presented below for each of the years in the five-year period ended August 31, 1999 are derived from our financial statements. These financial statements have been audited by our independent auditors. Production data for all periods are unaudited. The selected financial data for the nine months ended May 31, 1999 and 2000 is derived from our unaudited quarterly financial statements and has not been audited by our independent auditors. This information should be read in conjunction with the financial statements and notes to the financial statements and "Management's Discussion And Analysis Of Financial Condition And Results Of Operations" included elsewhere in this prospectus. The selected data provided below are not necessarily indicative of our future results of operations or financial performance.


                                                                                                  Nine Months Ended
                                                                                                   -----------------
                                                      Year Ended August 31,                            May 31,
                                                      ---------------------                            -------

                                     1995        1996        1997         1998        1999        1999        2000
                                      ----        ----        ----         ----        ----        ----        ----
                                                                                                     (Unaudited)
Income Statement Data
 Revenues:
   Oil and gas production           $247,461     $417,114    $633,797    $680,734      854,405    $468,952 $1,162,294
   Sales of nonproducing
    properties                       634,979      130,000     242,744      53,200      224,119     178,619      9,821
   Sale of wells                         ---          ---         ---         ---          ---         ---        ---
   Interest income                    18,122        4,474      29,765      20,147        8,595       6,544     15,719
   Other, primarily zeolite
    royalties                         32,924       98,063      16,644       5,259       59,504         529     15,537
   Gain on sale of investments           ---          ---         ---         ---          ---         ---     11,856

Total revenues                      $933,486     $649,651    $922,950    $759,340   $1,146,623    $654,644 $1,215,227
 Expenses:
   Production costs                  $45,009      $79,532     $76,875    $104,429     $183,451    $122,382   $207,327
   Production taxes                   29,679       41,750      57,634      78,113       99,731      61,446    133,899
   Cost of nonproducing
    properties sold                  228,992       14,439      31,942       4,475       31,150      11,325      2,262
   Cost of wells sold                    ---          ---         ---         ---          ---         ---        ---
   Exploration                        91,705       84,685     139,776     183,279      192,948     158,243     94,919
   Write-offs and abandonments       213,090       92,793      10,635     220,388       54,931      14,155      4,856
   Depreciation, depletion and
    amortization                      78,586      106,900     135,542     167,825      306,002     148,365    332,784
   Interest and other expenses            --       10,594      14,558       2,534        8,607       1,661     16,013
   General and
    administrative                   228,021      243,035     265,006     463,869      409,597     299,486    377,704
                                     -------    ---------   ---------  ----------   ----------     -------    -------
Total expenses                      $915,082     $673,728    $731,968  $1,224,912   $1,286,417    $817,063 $1,169,764

 Income (loss) before income
  taxes and Cumulative effect
  of change in method of
  accounting                          $18,404   ($24,077)    $190,982 ($465,572)   ($139,794)  ($162,419)     $45,463
 Provision for (benefit from)
  income taxes                          3,113     (2,934)      28,155     45,294          ---         ---         ---
                                        -----     -------      ------     ------
 Income (loss) before cumulative
  effect of change in method of
  accounting                           15,291    (21,143)     162,827  (420,278)    (139,794)   (162,419)      45,463
 Cumulative effect of change in
  method of accounting for
  income taxes                            ---         ---         ---        ---          ---         ---         ---
                                          ---         ---         ---        ---          ---         ---         ---
Net Incomme (loss)                     $15,291   $(21,143)    $162,827 $(420,278)   $(139,794)  $(162,419)     $45,463
                                        ======    ========    ======== ==========   ==========  ==========     =======
Income (loss) per common and
 common equivalent share:(1)             $.01      $(.01)        $.05     $(.11)       $(.03)      $(.03)        $.02
   Before cumulative effect of
    Accounting change                     .01       (.01)         .05      (.11)        (.03)       (.03)         .02
   Cumulative effect of
    accounting Change                   (.07)         ---         ---        ---          ---         ---         ---
                                        -----    --------    -------- ----------   ----------  ----------   ---------
   After cumulative effect of
    accounting Change                  $(.15)        $.01      $(.05)     $(.11)       $(.03)      $(.03)        $.02
Common Stock and Common Stock
  Equivalent shares outstanding     2,450,590   2,712,371   3,527,546  3,901,024    4,309,070   4,184,201   4,724,909


                                                         At August 31,                               At May 31,
                                                         -------------                               ----------
                                      1995        1996        1997       1998        1999         1999        2000
                                      ----        ----        ----       ----        ----         ----        ----
Selected Balance Sheet Data
 Working capital.....                $173,390  $(263,679)    $869,047   $153,088    $(49,538)     $55,667  $(163,856)
 Total assets........              $2,235,220  $2,540,918  $3,795,511 $3,263,212   $4,358,172  $3,799,006  $5,400,114
 Long-term debt .....                    $---        $---         -0-        -0-     $158,773         ---         ---
 Stockholders' equity              $1,943,155  $1,922,012  $3,573,520 $3,162,617   $3,606,752  $3,577,387  $4,775,651
____________________

 (1) We have not paid cash dividends with respect to our common stock in the past and have no plans to pay cash dividends in the future.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This discussion summarizes the significant factors affecting our operating results, financial condition, and cash flows for the fiscal years ended August 31, 1999 and 1998 and the nine months ended May 31, 2000 and 1999. This discussion should be read in conjunction with the financial statements and notes to financial statements included in this prospectus.

     Overview

     During fiscal 1999, we experienced an increase in production of approximately 43% as measured by barrel of oil equivalents. The increase in production contributed to a substantial reduction in our net loss as compared to the net loss of the prior year.

Operating Results

     Nine Months Ended May 31, 2000 Compared To Nine Months Ended May 31, 1999

     Oil and gas revenues for the nine months ended May 31, 2000 increased 250 percent over the corresponding period of one year earlier. This resulted in net income of $45,000 for the nine months ended May 31, 2000 compared to a net loss of $(162,000) for the corresponding period of 1999. The primary factors that led to the substantial increase in revenues were the drilling of producing wells at Madden Field and Mesa Field and the more than doubling of the prices that we received for our oil and natural gas.

     Also for the nine months ended May 31, 2000, sales of non-producing properties decreased by $169,000 from $179,000 to $10,000, and revenues from interest and other income and gain on sale of investments increased from $7,000 to $43,000. With respect to expenses, increases in production costs, production taxes and depreciation, depletion and amortization increased commensurate with the increase in production; general and administrative expenses increased by 26 percent to $378,000.

     Year Ended August 31, 1999 Compared To Year Ended August 31, 1998

     Revenues from oil and gas sales increased from 1998 to 1999, and from 1997 to 1998. The increase in oil and gas sales from 1998 to 1999 measured 26%, the increase from 1997 to 1998 measured 7%. In each of fiscal 1999 and fiscal 1998, we increased production of oil and gas, as measured by barrel of oil equivalents (BOE's), over the prior year. Contributing to the increase in BOE's in 1999 were the producing property acquisitions of the Government Bridge, Wolf Draw and Cow Creek fields, and acquisitions of increased interests in the Four Mile Gulch, Whiskey Buttes, Swan South and Mesa Unit fields. However, the increase in production was offset by a decline in oil and gas pricing.

     Sales of nonproducing leases were $224,119 in 1999 as compared to $53,200 in 1998. Our strategy is to develop and market oil and gas prospects, and to participate in the drilling of wells. We will continue to sell nonproducing leases as a means to generate cash flow.

     Costs and expenses increased by 5% in 1999 over 1998. If the cost of impairment of producing properties that we experienced in 1998 is not included, costs and expenses increased by 26% in 1999 over 1998. Production costs increased 55%, due in part to the increase in production and extensive workovers performed on the Government Bridge field. Depreciation and depletion increased 82% as a result of the increase in production and as a result of the costs of producing property acquisitions in fiscal 1999. General and administrative expenses decreased by 12% as a result of management's efforts to reduce or eliminate non-essential expenditures.

     Costs and expenses increased by 70% in 1998 over 1997. Contributing to this increase was the non-cash impairment of producing properties of $208,000, which occurred as we wrote down the carrying amount of the State 1-36 and the Graham #2 wells. Future revenues anticipated from these wells were not expected to recover the carrying value of the wells. Also contributing to the increase in costs and expenses were increases in production costs and production taxes as a result of the increase in production. General and administrative expenses increased by $199,000, primarily due to increases in expenditures for shareholder relations, legal and accounting fees, and for increased personnel costs.

     Overall, we experienced pre-tax losses of $(139,794) and $(465,572) for the fiscal years 1999 and 1998, respectively, and pre-tax income of $190,982 for fiscal 1997.

Financial Condition and Liquidity

     For the nine month period ended May 31, 2000, operating activities generated $138,000 in cash. This compares to the consumption of cash of $(156,000) for the corresponding period of the prior year. $1,100,000 was generated by the issuance of 400,000 additional shares of our stock, while we purchased $1,500,000 of producing and non-producing properties. In addition, we drew $500,000 on our $1,400,000 line of credit arrangement during the nine months ended May 31, 2000.

     During the fiscal year ended August 31, 1999, we utilized approximately $584,000 of the proceeds we received from the issuance of common stock, together with approximately $500,000 in short-term and long-term borrowings, toward the purchase and development of producing properties. In addition, we expended $189,000 towards the purchase of nonproducing leases. The acquisitions decreased working capital by $202,000 at the end of fiscal year 1999 compared to the end of fiscal 1998.

     Operating activities generated cash of $96,000 during fiscal 1999, as compared to the consumption of cash of $180,000 during 1998, and $37,000 of cash generated in 1997. We are engaged in an on-going strategy of eliminating those expenditures it feels are non-essential.

     We continued our strategy of increasing our holdings of oil and gas properties, increasing our capitalized position in those assets by $1,500,000 during the nine months ended May 31, 2000, $1,160,000 in 1999, $597,000 in 1998, and $498,000 in 1997. The increase in capitalized expenditures was primarily in support of our goal to increase reserves, production and revenues through low risk developmental drilling, workovers, and acquisitions.

     We use a $1,400,000 line of credit arrangement in meeting our short-term operating needs, an increase in availability over our previous limit of $500,000. We owed $308,000 and $-0- on this line of credit at the end of fiscal years 1999 and 1998, respectively, and we owed $500,000 as of May 31, 2000. In addition, we owed $201,000 on long term borrowing at the end of 1999.
Subsequent to year end, we paid off the balance of the long-term debt.

     Our primary financing objective is to maintain a conservative balance sheet, defined as using appropriate levels of equity and long-term debt to finance noncurrent assets and permanent working capital needs.

Year 2000 Compliance

     Year 2000 compliance is the ability of computer hardware and software to respond to the problems posed by the fact that computer programs traditionally have used two digits rather than four digits to define an applicable year. As a consequence, any of our computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing interruption of operations, including temporary inability to perform accounting functions and to send joint invoices and delays in the receipt of payments from purchases of oil and gas production. During 1999, we spent approximately $7,200 to purchase three new computers and software. One of these computers was to replace a computer with potential year 2000 problems. We have not experienced any year 2000 problems with our systems or with outside vendors. However, as part of our continuing contingency plan, we perform periodic backups of our computer files and retain paper copies of important data. Additionally, other purchasers for our production and vendors have been identified in the event that a significant purchaser or vendor is disrupted by a year 2000 failure.

                           BUSINESS AND PROPERTIES

 Overview

     Double Eagle Petroleum and Mining Co., which was formed on January 13, 1972, explores for, develops, produces and sells crude oil and natural gas. We concentrate our activities in areas in which we believe we have accumulated detailed geologic knowledge and developed significant management experience. Current areas of exploration and development focus include the Moxa Arch in southwestern Wyoming, the Powder River Basin in northeastern Wyoming, the Washakie Basin in south central Wyoming, the Wind River Basin in central Wyoming, and the Christmas Meadows area in northeastern Utah. As of August 31, 1999, we owned interests in a total of 283 producing wells, with oil constituting approximately 26 percent and natural gas constituting approximately 74% of our production for the year ended August 31, 1999 (calculated assuming six thousand cubic feet of gas production equals one barrel of oil production). We also have undeveloped acreage in other basins and are evaluating the possibility of additional activity in other areas. See "_ Principal Areas Of Oil And Gas Activity".

Business Strategy

     Our strategy is to increase our cash flow and oil and gas reserves by developing and marketing oil and gas prospects. Upon marketing a prospect to another entity, we will attempt to receive a promoted or carried interest in the initial well for the prospect. We will then participate proportionately in the drilling of any development wells on the prospect. In prior years, we had undertaken to assemble a large acreage position and sell it to others while retaining a royalty position. By attempting to direct our focus to generation of geologic prospects with a promoted interest at the exploratory phase and a participating interest at the development stage, we are now utilizing more resources for drilling rather than for lease acquisition. In this manner, we believe that in a shorter time period we will be exposed to a greater number of opportunities to increase reserves and cash flow.

     During fiscal 1999 and 2000, we evaluated a number of oil and gas producing properties for acquisition. These acquisitions can provide a way for us to grow and these efforts are intended to continue during fiscal 2001. Our staff will continue to attempt to balance these efforts together with our exploration and development plans.

     We own varying interests in our oil and gas prospects. These interests and prospects are described below under "_ Principal Areas Of Oil And Gas Activity". During fiscal 2001, we intend to develop our prospects utilizing our cash balances together with cash flow from operations and sales of a portion of our interests to industry partners. If our available cash from operations or from sales of interests to industry partners are lower than anticipated, our activities may be limited to a lower level than planned. We anticipate that any limitations on our activities would include expending smaller amounts in our principal areas of activity, attempting to sell a larger portion of our interests in our prospects, and retaining a royalty interest or a smaller working interest in those prospects that we believe we would be able to retain if we were not limited by our available cash.

     We focus our efforts on exploration for and development of natural gas reserves, which constitute 80% of our total existing reserves at August 31, 1999 (and approximately 74% of our production for the year ended August 31, 1999). During the past few years, this resource has proven to be more stable in price than its crude oil counterpart and, with greater industry popularity, it gives us more flexibility in marketing our prospects. Furthermore, our acreage holdings are located in those Rocky Mountain Basins which, according to the United States Geological Survey, hold a large percentage of the known undeveloped natural gas resources in the Continental United States.

     We have worked to assemble an array of exploration and development projects that range from offset locations of existing fields to high risk "wildcat" ventures with enormous potential. We intend to use our available investment dollars on projects having lower risk and to seek to find industry partners to pay for the development of the higher risk plays. This strategy is intended to provide us and our stockholders with exposure to virtually all types of plays in the oil and gas business.

Acreage By Wyoming Geologic Basin (At August 31, 1999):

                                 Gross Acres
                                 -----------
Wind River Basin                   20,083
Powder River Basin                 22,074
Washakie Basin                     67,510
Green River Basin                  10,796

Principal Areas Of Oil And Gas Activity

Wind River Basin

     Located in central Wyoming, the Wind River Basin is home to Wyoming's first oil production, which began in 1884. Since that time, numerous fields have been discovered in the Basin, including two world class natural gas accumulations in the last five years, the Madden Anticline and the Cave Gulch Fields. We have interests in 20,083 gross acres of leases in this Basin.

     Madden Anticline
     ------ ---------

     The Madden Anticline encompasses two producing oil and gas fields, the Madden and Long Butte Fields, 100 miles west of Casper in Central Wyoming.

     The Madden Field: In July 2000, the Madden Field produced over 224 million cubic feet of gas per day from seven different formations at depths of 3,000 to 25,000 feet. At this rate, the field will produce over 80 billion cubic feet of gas per year, which at the current sales price of approximately $4 per thousand cubic feet, equates to 320 million dollars in annual gas sales. The unit's primary operator, Burlington Resources, plans to increase the capacity of the Lost Cabin gas plant to process deep, sour gas from 130 million to 310 million cubic feet per day for start-up in 2002. In August 2000, a new pipeline capable of moving at least 250 million cubic feet of gas per day was completed by Burlington and Enron.

     Our drilling plans are to develop the sweet gas in the shallow Lower Fort Union pay sands at approximately 6,000 feet and the sour gas from the deep Madison pay interval at approximately 25,000 feet. In 1997, the Big Horn #4-36 well, in which we have no interest, was completed in the Madden Field with a capable open flow of over 200 million cubic feet of gas per day from the Madison Formation at a depth of over 24,000 feet. As a result, estimates of proved reserves for the Madison reservoir exceeded one trillion cubic feet. In 1999, Burlington drilled the Big Horn #5-6 well, in which we have no interest. This well was completed for a calculated open flow of 162 million cubic feet per day from the

Madison at a depth of over 24,000 feet. Reserve estimates were increased to two trillion cubic feet. Burlington currently is drilling the Big Horn #6-27 to test the Madison adjacent to our leasehold and estimates that, if this well is successful, reserves could be as high as seven trillion cubic feet. The Big Horn #6-27 was at a depth of 21,300 feet as of September 1, 2000 and should reach the Madison prior to the end of October 2000. Some of our leasehold interest appears to be structurally even with the Big Horn #6-27 well and will be proved productive in the Madison, if this well is successful. That event would significantly affect our proved reserves. Burlington has stated that results of the Big Horn #6-27 may prompt Burlington to add a second rig to further accelerate development of the field. Each of these deep wells is expected to cost approximately $30 million to drill and complete.

     The less expensive development program for the much shallower sands is proceeding rapidly on and around our leasehold. We have drilled two wells and recompleted a third in the shallower pay sands. These wells appear to have multiple pays from 3,000 to 14,000 feet in depth. The Allen #1 well currently is producing 800 mcf per day from 11,700 feet. The Leonard #1-24 has tested in excess of 2,000 mcf per day from 13,300 feet and should begin gas sales in September 2000. The Lloyd #1-26 well has been drilled and is awaiting completion in a pay sand at 6,300 feet during September 2000. An additional 10 to 35 development locations are available on our leasehold to develop the pay at 6,300 feet. We plan to operate these wells and have 20 to 40 percent working interest in each of these locations. These shallow wells are expected to cost less than $750,000, $250,000 net to our interest, to drill and complete. We and Burlington are experimenting with drilling and completion techniques to more effectively exploit this shallow pay. Some of the older wells have recovered in excess of 40 billion cubic feet from this shallow reservoir and represent an extremely economic target.

     Long Butte Field: Long Butte Field produced over 5 million cubic feet of gas per day in July 2000 from two producing formations. The field is located on the west end of Madden Anticline and appears capable of production in several formations in addition to those being developed in Madden Field. The deep Madison and shallow Lower Fort Union pays have not been developed yet at Long Butte Field. A 3-D seismic survey has been acquired and additional development is anticipated within the next couple of years. We own between 2 and 8.3325 percent working interest in 1,474.28 gross acres at Long Butte.

     Cave Gulch Field
     ---- ----- -----

     Cave Gulch Field is located 45 miles west of Casper in Natrona County, Wyoming. The Field, which is only three square miles in aerial extent, was discovered by Barrett Resources Corporation in 1994 as Barrett drilled to new formations in the Waltman Field. Today, the Cave Gulch and Waltman Fields have produced over 220 billion cubic feet of natural gas. Barrett's most prolific well, the #1-29 well, blew out after producing more than 6 billion cubic feet of natural gas in only seven months on line. We have acquired the rights to a farmout and will drill and earn 2% working interest before payout and 1% working interest after payout in the Barrett Resources #4-19 well, which is a direct offset to the #1-29. The #4-19 wellbore was used to kill the blow out. Barrett currently is attempting a completion in the Muddy Formation at the #4-19 well. If Barrett is unsuccessful in the Muddy, it is anticipated that it will attempt a completion in the shallower Frontier Formation.

     Waltman Field
     ------- -----

     The Waltman Field is a producing gas field in central Wyoming, approximately 45 miles west of Casper in Natrona County. The Field is adjacent to and south of the Cave Gulch Field. We own a 40% working interest in 1,200 gross acres. To date, we have participated in three wells on these leases. The best success was the Marathon operated Waltman #21-19 Well, which was drilled in January 1997 and has produced over 1.3 billion cubic feet of gas. We own a 20% working interest in the well. We also participated in two other wells on the leases, but encountered depleted gas sands at both sites. Chevron currently is developing deeper pay sands and additional drilling may occur in the next twelve months on our leasehold.

     South Sand Draw
     ----- ---- ----

     The South Sand Draw Field is located in the southern portion of the Wind River Basin approximately 36 miles south of Shoshone, Wyoming. We have been acquiring leases near the Field for five years and currently have 1,500 acres under lease, in which our working interest is 75%. In October 1999, we and our partner acquired the final lease and plan to drill a 6,500 foot test in October 2000. If successful, we plan to drill several wells to evaluate as many as seven potential zones in the Field which have been identified by a nine square mile 3-D seismic survey. In the new well, we will have a 75% working interest before payout and 63.75% working interest after payout.

     Government Bridge/Tipps/Schrader Flats Fields
     ---------- --------------------- ----- ------

     These three producing oil fields are located approximately 15 miles west of Casper in Natrona County, Wyoming. On November 24, 1998, we and our partners purchased interests in the fields. We now own a 25% working interest in the three fields' 24 wells (130 gross barrels of oil per day) and 11,500 acres of surrounding leases. We believe this production (32.5 barrels of oil per day net to our interest) has complemented our production base. Over the past year, two wells have been recompleted with one previously shut-in well now producing 14 barrels per day. A secondary recovery plan is still being considered to raise reservoir pressures and enhance production. We and our partners are evaluating more geological data and interpreting a four square mile 3-D seismic survey before initiating any new drilling projects.

WASHAKIE BASIN

     Eastern Washakie Basin Coal Bed Methane Project
     ------- -------- ----- ---- --- ------- -------

     This area is a 40 mile trend located north of the town of Baggs in Carbon County, Wyoming. In the past 30 years, this area has seen a good deal of exploration evaluating zones from 5,000 -10,000 feet in depth. Recently, though, this area has been the scene of the newest coalbed methane play in Wyoming. The coal seams in this area differ from those found in the Powder River Basin in that they are thinner zones, but with excessive gas content much like the coal zones found in the Raton Basin of Southeastern Colorado. We have acquired working interests ranging from 25% to 100% in 39,000 acres in this play. A total of 116 coalbed methane wells have been staked by other operators in the area. Some of these wells are direct offsets to our acreage. We have established production from the coals in two re-completions at Cow Creek Field as described in the following section.

     Cow Creek Field
     --- ----- -----

     We acquired the Cow Creek Field from KCS Mountain Resources in April 1999. The Field has three producing gas wells. We operate the wells and own a 100% working interest. The Cow Creek #1-12 is producing 140,000 cubic feet of gas per day from the Dakota and Frontier Formations at 8,000 feet. Two wells have been re-completed in the Mesaverde coals and are producing at a combined rate of 140,000 cubic feet per day. These are the only producing coal bed methane wells known to us in southwestern Wyoming where the United States Geological Survey has calculated a resource of 314 trillion cubic feet of natural gas in the Mesaverde coals. Four additional locations have been staked and are awaiting approval from the Bureau of Land Management. If approval is granted in time, these four coalbed wells will be drilled in October 2000. The plan is to core the coal section in at least one well to obtain desorption data and will allow us to calculate reserves for these wells.

     Wild Cow Field
     ---- --- -----

     We purchased a 22.5% working interest in two sections (1,280 acres) in the Wild Cow Field in September 1999 from private interests. This acreage has one producing gas well, which produces 100,000 cubic feet per day from the Niobrara Formation, and one shut-in well. The Field's operator, Merit Energy, is developing proposals to enhance the production. In addition, we have entered into discussions with Merit to initiate a coalbed methane project centering on the two sections which, like Cow Creek Field, sit atop a closed geological structure.

GREEN RIVER BASIN

     Located in southwestern Wyoming, the Greater Green River Basin has been a prolific gas producing basin for decades. We own an interest in over 30,000 acres of leases in this Basin.

     Pinedale Anticline - Mesa Unit
     -------- ---------   ---- ----

     This area is in southwestern Wyoming, 10 miles south of the town of Pinedale. In the late 1960s, a subsidiary of Questar Corporation, Wexpro, drilled three wells in the Mesa Unit. The wells encountered gas but the tight formations would not yield gas at a commercial rate. The area sat idle until late 1997 when a new operator, Ultra Petroleum, drilled three wells and used new fracture/stimulation techniques developed 20 miles southeast in the prolific Jonah Field. The production rates were substantially greater than prior efforts. Wexpro's sister company, Questar Exploration, recently took over operations from Ultra on the former Mesa Unit lands and began an aggressive development project. Two of the first three wells in this project are being drilled on our leasehold. The first well drilled by Questar, the Mesa #3, reached a total depth of 13,055 feet on October 4, 1999. The Mesa #3 and the subsequent Mesa #6 well were both completed with initial production rates in excess of 11 million cubic feet per day. In this area, we have between a 6.25% and 12.5% working interest, in these wells, depending on the depths from which the gas is produced, and a 1.56% overriding royalty. On August 16, 2000, Questar began drilling the Stewart Point 5-20 well on acreage on which we have a 10% carried working interest. On September 5, 2000, the well was drilling at a depth of 10,243 feet, carrying a gas flare and headed for a proposed total depth of 12,971 feet. Questar has five rigs working in the area and plans to drill 8 to 10 wells in the year 2000.

     We entered this area in 1991, acquiring working and overriding royalty interests from Arco. We also acquired undeveloped leasehold which we sold to Ultra in 1997, retaining an override. In September 1998, we acquired additional working interests from KCS Mountain Resources. Today, we have working interests or overriding royalty interests in 5,073 acres.

POWDER RIVER BASIN

     The Powder River Basin is located in the northeastern part of Wyoming. Today, the Basin is one of the most prolific basins in the Rocky Mountain Region for the production of oil. The Basin is also the largest producer of coal in the United States. In the last year, the Basin has hosted the largest oil and gas play in North America, the Coal Bed Methane play. Some 30,000 wells are planned over the next ten years, with most wells proposed to drill to depths of 500 to 2,500 feet. Current recovery predictions are as high as 500 million cubic feet per well and spacing is as tight as one well per 40 acres. We own an interest in 22,074 acres of leases and 8,080 acres of minerals in the Powder River Basin.

          Buffalo Prospect (Coal Bed Methane)
          ------- -------- ----- --- --------

     We acquired a 66% working interest in leases covering 9,028 acres in the coal bed methane play near Buffalo, Wyoming. This play is based on drilling by Texaco, which planned to mine the coal in 1990. Michiwest Energy, J.M. Huber and Redstone Energy have drilled over 50 coal bed gas wells near our leasehold and are awaiting pipeline capacity. We will attempt to either sell the leases or bring in another company on a promoted basis to drill the initial test wells and acquire additional acreage.

ROCKY MOUNTAIN OVERTHRUST

     The Rocky Mountain Overthrust runs from Canada to Mexico and consists of many traps created as the Pacific Continental plate was thrust on the Continental Plate. Traps creating oil and gas fields have been located primarily in Canada and Wyoming, where billion barrel oil equivalent fields have been discovered since the 1970s. The region is still relatively unexplored because, despite gigantic reserve potential, exploration in this area is very expensive and risky, and seismic data has not been very reliable.

Christmas Meadows Prospect
--------- ------- --------

     This prospect is on the north slope of the Uinta Mountains in northeastern Utah, 30 miles south of Evanston, Wyoming. While shooting a regional seismic grid in the 1970s, Gulf noted a large dome on one of the seismic lines. Subsequent seismic by Gulf, American Quasar, Amoco, Chevron and others has defined the dome. Amoco staked a well location to test the structure in 1980 but they gave up trying to get a drilling permit in 1982. Chevron then staked a well and fought to get the necessary permits until 1994 when they gave up and turned the project over to Amerac, who designated us as its agent. We received a drilling permit in the summer of 1995 and began building the road to the location with our partners, Prima Oil & Gas and John Lockridge. Amerac, Chevron and Judy Yates farmed out their interests to us, Prima and Lockridge. One key to getting this well drilled is the resolution by the United States Forest Service of an unleased 400 acre tract of land next to the drillsite. On April 1, 1999, the Interior Board of Land Appeals (IBLA) decided in favor of us and our partners, "that the close proximity of the unleased tract to the drillsite prevented them from developing the project". As a result of the IBLA decision, we asked for the unleased tract to be offered for lease. We also asked the Forest Service to designate a time in the year 2000 when we could begin final construction of the road and location. The Executive Order by President Clinton affecting Roadless Areas near the National Forests could actually have a positive impact on the project as it could precipitate a final decision concerning the unleased tract. We have advocated this position for many years. We hold a 3.82% working interest as well as a 25% interest in the farmout from Chevron, Amerac and Yates on the lands in this 23,000 acre Table Top Unit. A decision on the roadless area acres has been promised in December 2000. We intend to persevere on this project until it is completed.

Production

     The table below sets forth oil and gas production from our net interests in producing properties for each of our last three fiscal years.

                               Oil and Gas Production
                               Year ended, August 31,

                           1999        1998         1997
Quantities
      Oil (Bbls)            21,530     10,591       17,331
      Gas (Mcf)            379,306    284,648      222,628
Average Sales Price
      Oil ($/Bbl)           $12.95     $14.47       $21.23
      Gas ($/Mcf)            $1.75      $1.85        $1.19
Average Production Cost      $3.34      $3.15        $2.47
($/BOE)

     Our oil and gas production is sold on the spot market and we do not have any production that is subject to firm commitment contracts. During the year ended August 31, 1999, purchases by each of six customers, Equiva Trading & Transportation, Inc., Summit Energy, Credo Petroleum Corporation, Marathon Oil Company, Continental Industries and BP Amoco represented more than 10 percent of our total revenues. We do not have firm sales agreements with any of these six customers, or any other customer. We believe that we would be able to locate alternate customers in the event of the loss of one or more of these customers.

Productive Wells

     The following table categorizes certain information concerning the productive wells in which we owned an interest as of August 31, 1999.

                    PRODUCTIVE WELLS

                          OIL                 GAS
                   Gross      Net       Gross     Net

COLORADO           -----    -----           2    .059
MISSISSIPPI           2       .0009   -----     -----
MONTANA               2       .096    -----     -----
NORTH DAKOTA         14       .0974   -----     -----
OKLAHOMA          -----     -----           1   -----
UTAH              -----     -----           1    .02
WYOMING              79      5.728        182   4.54
                     --      -----        ---   ----

TOTAL                97      5.9223       186   4.619



Drilling, Acquisitions And Reserve Replacement Costs

     During the three years ended August 31, 1999, we added proved reserves from acquisitions, extensions, discoveries and reserve revisions of approximately 495,305 BOE. Capital expenditures during this period were approximately $2,254,005, resulting in an average annual reserve replacement cost of approximately $4.45 per BOE over that three year period.

     We drilled or participated in the drilling of wells as set forth in the following table for the periods indicated. In certain of the wells in which we participate, we have an overriding royalty interest and no working interest.

                         WELLS DRILLED

                     Year Ended August 31,


                     1999             1998            1997
                Gross    Net      Gross    Net    Gross   Net

 Exploratory
Oil               0       0         0       0       0      0
Gas               0       0         0       0       0      0
Dry Holes         1       .25       1       .2215   3      .4725

   Subtotal       1       .25       1       .2215   3      .4725




 Development
Oil               1       .025      0       0       8      .005
Gas               3       .2376     8       .348    4      .21
Dry Holes         0       0         3      1.037    0      0
   Subtotal       4       .2626    11      1.385   12      .215

        TOTALS    5       .5126    12      1.6065  15      .6875

     All our drilling activities are conducted on a contract basis with independent drilling contractors.

Reserves

     The following reserve related information for the years ended August 31, 1999, 1998, and 1997 is based on estimates we prepared. Our reserve estimates are developed using geological and engineering data and interests and burdens information we developed. Reserve estimates are inherently imprecise and are continually subject to revisions based on production history, results of additional exploration and development, prices of oil and gas, and other factors. The notes following the table should be read in connection with the reserve estimates.

                                                 Estimated Proved Reserves (1)(2)
                                                           At August 31,

                                                   1999        1998        1997

Proved Developed Oil Reserves (Bbls)               152,169       90,911     180,526
Proved Undeveloped Oil Reserves (Bbls)           ---------    ---------   ---------
       Total Proved Oil Reserves (Bbls)            152,169       90,911     180,526
Proved Developed Gas Reserves (Mcf)              4,090,010    3,507,986   2,757,188
Proved Undeveloped Gas Reserves (Mcf)            ---------    ---------   ---------
       Total Proved Gas Reserves (Mcf)           4,090,010    3,507,986   2,757,188
Total Proved Crude Oil Equivalents (BOE) (3)       833,837      675,575     640,057
Present Value Of Estimated Future Net Revenues
  before income taxes  discounted at  10%       $4,791,302   $3,976,153  $3,872,440

---------------

(1) Our annual reserve reports are prepared as of August 31, which is the last day of our fiscal year.
                                       22

(2) The present value of estimated future net revenues as of each date shown was calculated using oil and gas prices as of that date.

(3) Gas is converted to barrel of oil equivalent at the rate of 6,000 cubic feet of gas for one barrel of oil.

     Reference should be made to the supplemental oil and gas information included in the notes to the financial statements in this prospectus for additional information pertaining to our proved oil and gas reserves as of the end of each of the last three fiscal years.

Acreage

     The following tables set forth the gross and net acres of developed and undeveloped oil and gas leases in which we had working interests and royalty interests as of August 31, 1999. The category of "Undeveloped Acreage" in the tables includes leasehold interests that already may have been classified as containing proved undeveloped reserves.

                         WORKING INTERESTS

                  Developed        Undeveloped
                 Acreage (1)       Acreage (2)          Total

STATE           GROSS     NET     GROSS     NET     GROSS     NET

MONTANA              29        1    8,020   4,812     8,049    4,813
NORTH DAKOTA      3,176       79                      3,176       79
UTAH                637       16   69,693   6,084    70,330    6,100
WYOMING          81,672    7,535  108,430  68,456   190,102   75,991

TOTAL            85,514    7,631  186,143  79,352   271,657   86,983

                         ROYALTY INTERESTS

                 Developed        Undeveloped
                Acreage (1)       Acreage (2)          Total

STATE          GROSS     NET     GROSS     NET     GROSS     NET

COLORADO          155         5    6,448    177     6,603       182
MISSISSIPPI         2         0        0      0         2         0
MONTANA           291        15        0      0       291        15
NORTH DAKOTA    1,380        67        0      0     1,380        67
OKLAHOMA                      0        0      0        11         0
UTAH                0         0    2,240     90     2,240        90
WYOMING        15,185       386   25,540    979    40,725     1,365

TOTAL          17,024       473   34,228  1,246    51,252     1,719

---------------

(1) Developed acreage is acreage assigned to producing wells for the spacing unit of the producing formation. Developed acreage in certain of our properties that include multiple formations with different well spacing requirements may be considered undeveloped for certain formations, but have only been included as developed acreage in the presentation above.
                                       23

(2) Undeveloped acreage is lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and gas regardless of whether such acreage contains proved reserves.

     Substantially all of the leases summarized in the preceding table will expire at the end of their respective primary terms unless the existing leases are renewed or production has been obtained from the acreage subject to the lease prior to that date, in which event the lease will remain in effect until the cessation of production. The following table sets forth the gross and net acres subject to leases summarized in the preceding table that will expire during the periods indicated:

                                                Acres Expiring

                                                 Gross    Net

Twelve Months Ending:
December 31, 1999                                 8,036   5,755
December 31, 2000                                 7,424   5,626
December 31, 2001                                 3,640   2,256
December 31, 2002 and later                     167,043  65,715

MINING ACTIVITIES

     Zeolite
     -------

     Since 1972, we have owned mining claims covering 320 acres of land in Lander County, Nevada and 640 acres of land in Owyhee County, Idaho, which because of natural outcrops, other sampling and analysis are believed to overlie significant deposits of clinoptilolite, which is one of 34 naturally occurring zeolites. Although the existence of these deposits has been indicated for some time, no commercially significant mining operations have been conducted on our claims because significant markets for zeolites have not yet been developed. Zeolites currently are utilized commercially for small consumption items such as cat litter, deodorant and aquarium filter material, but the amount of consumption from these markets has not justified large scale production to date. In 1999, we held several discussions with possible markets for zeolite, including the clean up effort at the Hanford Nuclear Site as a water filtration component, a Potash mine in Idaho as a bedding for tailing piles, and a swine farm as a feed amendment to enhance animals' health and digestion system and to reduce odors. We intend to continue our efforts to find a large industrial use for our zeolites.

                                  MANAGEMENT

Directors And Executive Officers

Directors And Executive Officers

  Our directors and executive officers are as follows:

Name                              Age     Positions
----                              ---     ---------

Stephen H. Hollis                 50      Chairman Of The Board; President, Treasurer
                                          and Director

D. Steven Degenfelder             43      Vice President

Carol A. Osborne                  48      Secretary

Thomas J. Vessels                 50      Director

Ken M. Daraie                     41      Director

(1) We agreed to cause Thomas J. Vessels to be elected to the Board of Directors. See "Certain Relationships And Related Transactions."

      Stephen H. Hollis has served as our President and Chief Executive Officer since January 1994 and previously served as a Vice-President from December 1989 through January 1994. Mr. Hollis has served as a Director since December 1989. Mr. Hollis has served as the Vice-President of Hollis Oil & Gas Co., a small oil and gas company, since January 1994 and served as the President of Hollis Oil & Gas Co. from June 1986 through January 1994. Mr. Hollis was a geologist for an affiliate of United Nuclear Corporation from 1974 to 1977 and a consulting geologist from 1977 to 1979. In 1979, Mr. Hollis joined Marathon Oil Company and held various positions until 1986, when he founded Hollis Oil & Gas Co. Mr. Hollis is a past President of the Wyoming Geological Association. Mr. Hollis received a B.A. Degree in Geology from the University of Pennsylvania in 1972 and a Masters Degree in Geology from Bryn Mawr College in 1974.

      Mr. Degenfelder has served as our Vice-President since February 1998. Mr. Degenfelder began his career in the oil and gas business as a roustabout in the oil fields of southeast New Mexico. After graduating from college, he held various land positions with Marathon Oil Company from 1979 to 1981, Paintbrush Petroleum Corporation from 1981 to 1985, Tyrex Oil Company from 1985 to 1995 and the Wyoming Office of State Lands and Investments from 1995 to 1997. Mr. Degenfelder is a Certified Professional Landman and received his degree in Business Administration from Texas Tech University in 1979. He is a member of the American Association of Professional Landmen and is past president of the Wyoming Association of Professional Landmen.

      Carol A. Osborne has served as our Secretary since January 1996 and previously served as our Assistant Secretary from December 1989 until January 1996. In addition, Ms. Osborne has served as the Company's Office Manager since 1981.

      Thomas J. Vessels has served as a Director of the Company since January 1999. He has served since October 1997 as the Managing Partner of Tundra Resources, LLC, a Denver, Colorado investment company that invests and facilitates investments in the Rocky Mountain region. Mr. Vessels served as

Chairman of the Board of Vessels Energy, Inc., formerly Vessels Oil & Gas Co., from 1995 until the sale of that company in March 1998. Mr. Vessels also served as President and Chief Executive Officer of Vessels Energy, Inc. from 1984 until 1995. Vessels Energy Inc. was involved in natural gas and oil production and exploration as well as gas processing and marketing. Mr. Vessels is on the Board of the Colorado Oil & Gas Association, a current member of Colorado Minerals, Energy, Geology Policy Advisory Board, past President of the Independent Petroleum Association of Mountain States and past President of the Colorado Petroleum Association. Mr. Vessels received his B.A. degree from Gonzaga University in Spokane, Washington in 1972.

      Ken M. Daraie has served as a Director of the Company since February 1997. Mr. Daraie began his career with Sun Exploration and Production Co. as a Petroleum Engineer from 1982 to 1990. In 1990, he joined Conoco, Inc., in Casper, where he held engineering positions until 1994. From 1994 to 1995, Mr. Daraie worked for the Fluor Daniel Corporation and Barlow & Haun, Inc. as Project Manager and General Manager, respectively. In 1995, Mr. Daraie founded Continental Industries, LC, an independent oil and gas production/service company, where he currently serves as President. Mr. Daraie is a past Chairman of the Board of Energy West Federal Credit Union and currently serves on the Casper Planning and Zoning Commission. Mr. Daraie received a Bachelor's Degree in Physics from Baylor University in 1979 and a Bachelor of Science Degree in Petroleum Engineering from the University of Texas in 1982.

Section 16(a) Beneficial Ownership Reporting Compliance

      Section 16 (a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires our directors, executive officers, and holders of more than 10% of our common stock to file with the Securities And Exchange Commission initial reports of ownership and reports of changes in ownership of our common stock and other equity securities. We believe that during the fiscal year ended August 31, 1999, our officers, directors and holders of more than 10% of our outstanding common stock complied with all Section 16(a) filing requirements. In making these statements, we have relied upon the written representations of its directors and officers.


                            EXECUTIVE COMPENSATION

Summary Compensation Table

      The following table sets forth in summary form the compensation received during each of our last three completed fiscal years by each of our Chief Executive Officer and President. No employee of our received total salary and bonus exceeding $100,000 during any of the last three fiscal years.

                               Annual Compensation
                        Fiscal                          Long-Term           Other Annual
                        Year      Salary      Bonus     Compensation-       Compen-
Principal Position      Ended     ($)(1)      ($)       Options (#)         sation ($)
--------------------    -----     ----------  -----     ---------------     ---------------
Stephen H. Hollis,      1999      $65,000       -0-          36,500                -0-
Chief Executive
Officer and President   1998      $72,000     $20,100        50,000                -0-

                        1997      $72,700          -0-       50,000                -0-


 (1) The dollar value of base salary (cash and non-cash) received.

Option Grants Table

      The following table sets forth information concerning individual grants of stock options made during the fiscal year ended August 31, 1999 to our Chief Executive Officer and President. See "_ Stock Option Plans".

                Option Grants For Fiscal Year Ended August 31, 1999
                ---------------------------------------------------
                                             % of Total
                                             Options Granted
                              Options        to Employees in     Exercise or Base    Expiration
Name                          Granted (#)    Fiscal Year         Price ($/Sh)        Date
----                          -----------    -----------         ------------        ----
Stephen H. Hollis,            36,500         37.8%               $1.328125           1/20/2002
  Chief Executive Officer
  and President

Aggregated Option Exercises And Fiscal Year-End Option Value Table.

      The following table sets forth information concerning each exercise of stock options during the fiscal year ended August 31, 1999 by our Chief Executive Officer and President, and the fiscal year-end value of unexercised options held by the Chief Executive Officer and President.

                           Aggregated Option Exercises
                      For Fiscal Year Ended August 31, 1999
                            And Year-End Option Values
                                                                                         Value of
                                                                                         Unexercised
                                                                     Number of           In-The-Money
                                                                     Unexercised         Options at
                                                                     Options at Fiscal   Fiscal Year-End
                                                                     Year-End (#)(3)     ($)(4)
                              Shares
                              Acquired on        Value               Exercisable/        Exercisable/
Name                          Exercise (#) (1)   Realized ($)(2)     Unexercisable       Unexercisable
-----                         ----------------   ---------------     ---------------     ---------------
Stephen H. Hollis,                            0                   0           136,500/0         $136,523/$0
 Chief Executive Officer
 and President
____________________

(1) The number of shares received upon exercise of options during the fiscal year ended August 31, 1999.

(2) With respect to options exercised during our fiscal year ended August 31, 1999, the dollar value of the difference between the option exercise price and the market value of the option shares purchased on the date of the exercise of the options.
                                         27

(3) The total number of unexercised options held as of August 31, 1999 separated between those options that were exercisable and those options that were not exercisable.

(4) For all unexercised options held as of August 31, 1999, the aggregate dollar value of the excess of the market value of the stock underlying those options over the exercise price of those unexercised options, based on the bid price of common stock on August 31, 1999. The closing bid price for the common stock on August 31, 1999 was $2.50 per share.

Stock Option Plans

      The 1993 Stock Option Plan.  In November 1992, our Board Of Directors
      --------------------------
approved our Stock Option Plan (1993) (the "1993 Plan"), which subsequently was approved by our stockholders. Pursuant to the 1993 Plan, we may grant options to purchase an aggregate of 200,000 shares of common stock to key employees, including officers and directors who are salaried employees who have contributed in the past or who may be expected to contribute materially in the future to our successful performance. The options granted pursuant to the 1993 Plan are intended to be incentive options qualifying for beneficial tax treatment for the recipient. The 1993 Plan is administered by an option committee that determines the terms of the options subject to the requirements of the 1993 Plan. At September 15, 2000, options to purchase 200,000 shares were outstanding under the 1993 Plan. As a result, no options to purchase additional shares may be granted under the 1993 Plan.

      The 1996 Stock Option Plan.  In May 1996, the Board of Directors approved
      --------------------------
our 1996 Stock Option Plan (the "1996 Plan"), which subsequently was approved by the Company's stockholders. Pursuant to the 1996 Plan, we may grant options to purchase an aggregate of 200,000 shares of common stock to key employees, directors, and other persons who have or are contributing to our success. The options granted pursuant to the 1996 Plan may be either incentive options qualifying for beneficial tax treatment for the recipient or non-qualified options. The 1996 Plan is administered by an option committee that determines the terms of the options subject to the requirements of the 1996 Plan. At September 15, 2000, options to purchase 200,000 shares of common stock were outstanding under the 1996 Plan so that no additional options may be granted under the 1996 Plan.

      The 2000 Stock Option Plan.  In December 1999, the Board of Directors
      --------------------------
approved our 2000 Stock Option Plan (the "2000 Plan"), which subsequently was approved by the Company's stockholders. Pursuant to the 2000 Plan, we may grant options to purchase an aggregate of 200,000 shares of common stock to key employees, directors, and other persons who have or are contributing to our success. The options granted pursuant to the 2000 Plan may be either incentive options qualifying for beneficial tax treatment for the recipient or non-qualified options. The 2000 Plan is administered by an option committee that determines the terms of the options subject to the requirements of the 2000 Plan. At September 15, 2000, options to purchase 80,000 shares of common stock were outstanding under the 2000 Plan and options to purchase an additional 120,000 shares were available to be granted pursuant to the 2000 Plan.

Compensation Of Outside Directors

      Directors of who are not also employees ("Outside Directors") are paid $400 for each meeting of the Board Of Directors that they attend. In addition, each Outside Director receives 2,000 shares of common stock each year.


Directors also are reimbursed for expenses incurred in attending meetings and for other expenses incurred on our behalf. In January 1999, each Outside Director was granted options to purchase 10,000 shares of common stock for $1.328125 per share. These options expire January 20, 2002.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      We and certain of our directors, officers and stockholders are joint holders in proved and unproved oil and gas properties. During the normal course of business, we pay or receive monies and in turn bills or pays the interest holders for their respective shares. These transactions are immaterial in amount when compared to our total receipts and expenditures. They are accounted for as part of the normal joint interest billing function. See also, "Description Of Business And Properties_ Principal Areas Of Oil And Gas Activity_ "Moxa Arch", "_ Washakie Basin_ State 1-36 Well", "_ Wind River
Basin_ Madden Anticline", "_ Wind River Basin_ Waltman Field".

      In November 1998, we completed a private placement offering of 374,750 units of common stock and common stock purchase warrants for $1.375 per unit. Each unit consists of one share of common stock and a warrant to purchase one share of common stock for $1.375 per share until October 16, 2003. We may redeem the warrants at a price of $.001 per warrant commencing April 2001 if the common stock trades at a price of at least $3.00 per share for 20 of the 30 trading days preceding the date on which we give notice of redemption. Thomas
J. Vessels and his wife purchased 153,500 of the units and a trust for the benefit of Mr. Vessels' minor children purchased 1,000 units. In addition, we entered into a consulting agreement with Mr. Vessels pursuant to which Mr. Vessels will assist us in locating possible oil and gas transactions in which we may participate. This agreement was in effect until January 30, 2000. We agreed to issue to Mr. Vessels options to purchase 36,500 shares of common stock for $1.375 per share until October 16, 2001 and to reimburse Mr. Vessels for up to $1,000 per month in expenses incurred in performing services on our behalf. We also agreed to cause Mr. Vessels to be elected to the Board of Directors and to nominate Mr. Vessels to serve as a director. Pursuant to this agreement Mr. Vessels was elected as a director at the annual meeting of shareholders held in January 1999. Mr. Vessels continues to serve as a director.

Conflicts Of Interest Policies

     Our Board of Directors and officers are subject to certain provisions of Wyoming law which are designed to eliminate or minimize the effects of certain potential conflicts of interest. In addition, the Board of Directors has adopted a policy that provides that any transaction between us and an interested party must be fully disclosed to the Board Of Directors, and that a majority of the directors not otherwise interested in the transaction (including a majority of disinterested directors) must make a determination that such transaction is fair, competitive and commercially reasonable and on terms and conditions not less favorable to us than those available from unaffiliated third parties.

                            PRINCIPAL STOCKHOLDERS

      The following table summarizes certain information as of September 15, 2000 with respect to the beneficial ownership of our common stock (i) by our directors, (ii) by stockholders known by us to own 5% or more of the common stock, and (iii) by all officers and directors as a group.

     The following table assumes that the persons named do not purchase additional shares in this offering although this may occur.

                                                 As Of September 15, 2000
                                                 ------------------------
                                                                   Percentage Of
                                                                       Class
Name And Address Of                            Number Of            Beneficially
Beneficial Owner                                Shares                 Owned
--------------------                            ------                 -----
Stephen H. Hollis (5)                                621,000(1)               13.1%
2037 S. Poplar
Casper, Wyoming 82601
Ken M. Daraie                                         26,000(2)                   *
Thomas J. Vessels                                    366,500(3)                7.5%
Directors and Officers as a group       1,193,700(1)(2) (3) (4)               22.6%
(Five Persons)
Hollis Oil & Gas Co. (5)                                350,000                7.7%
_______________

  * Less than one percent.
(1) Includes options held by Mr. Hollis to purchase 50,000 shares for $1.75 per share that expire January 23, 2001, options to purchase 36,500 shares for $1.328125 per share that expire January 20, 2002, options to purchase 50,000 shares for $3.009375 per share that expire January 26, 2003 and warrants to purchase 21,000 shares for $3.00 per share that expire on December 17, 2001. In addition to 113,500 shares owned directly by Mr. Hollis, the table above includes 350,000 shares of common stock owned by Hollis Oil & Gas Co. Mr. Hollis is an officer, director and 51 percent owner of Hollis Oil & Gas Co.

(2) Includes options to purchase 10,000 shares for $1.321825 per share that expire January 20, 2002 and options to purchase 10,000 shares for $3.09375 per share that expire January 26, 2003.

(3) Consists of 78,750 shares held by Mr. Vessels, 76,750 shares held by his wife, 1,000 shares held by a trust for the benefit of Mr. Vessels' minor children, warrants to purchase 76,750 shares for $1.375 per share until October 16, 2003 held by Mr. Vessels, warrants to purchase 76,750 shares on the same terms held by Mr. Vessels' wife, warrants to purchase 1,000 shares on the same terms held by the trust for Mr. Vessels' children, options to purchase 36,500 shares for $1.375 per share until October 16, 2001 held by Mr. Vessels, options to purchase 10,000 shares for $1.328125 per share until January 20, 2002 held by Mr. Vessels, and options to purchase 10,000 shares for $3.09375 per share until January 26, 2003 held by Mr. Vessels.

(4) In addition to the shares described in footnotes (1), (2) and (3) above, the shares owned by Directors and Officers as a Group includes 200 shares and options to purchase 20,000 shares for $1.75 per share until January 23, 2001, options to purchase 20,000 shares for $1.328125 per share until January 20, 2002, and options to purchase 20,000 shares for $3.09375 per share until January 26, 2003 held by Carol Osborne, our Secretary, and options to purchase 40,000 shares for $1.4375 per share until February 2, 2001, options to purchase 40,000 shares for $1.328125 per share until January 20, 2002, and options to purchase 40,000 shares for $3.09375 per share until January 26, 2003 held by D. Steven Degenfelder, Vice President.

(5) The shares owned by Hollis Oil & Gas Company are shown or included as beneficially owned three times in the table: once as beneficially owned by Hollis Oil & Gas Company, again under the beneficial ownership of Mr. Hollis, and also as a part of the shares beneficially owned by Directors and Officers as a group.

                          DESCRIPTION OF SECURITIES

     Our authorized capital consists of 10,000,000 shares of $.10 par value common stock. Our issued and outstanding capital as of September 15, 2000 consisted of 4,817,401 shares of common stock which were held by approximately 1,866 stockholders of record. Also at September 15, 2000, there were warrants to purchase 1,118,250 shares of common stock outstanding and the underwriter's warrants to purchase 100,000 shares of common stock and 100,000 warrants outstanding. The exercise of these warrants is covered by this prospectus. Warrants to purchase an additional 374,750 shares that were issued in a private placement in November 1998 also are outstanding. The following is a description of our common stock and warrants.

Common Stock

     Each share of the common stock is entitled to share equally with each other share of common stock in dividends from sources legally available for the payment of dividends, when, as, and if declared by the Board of Directors and, upon our liquidation or dissolution, whether voluntary or involuntary, to share equally in our assets that are available for distribution to the holders of the common stock after satisfaction of all liabilities. The holders of common stock have no preemptive rights, redemption rights or rights of conversion with respect to the common stock. All outstanding shares of common stock and all shares to be sold and issued upon exercise of the warrants will be fully paid and nonassessable by us. The Board of Directors is authorized to issue additional shares of common stock within the limits authorized by the Articles Of Incorporation and without stockholder action.

     All shares of common stock have equal voting rights of one vote per share and are not assessable. Cumulative voting in the election of directors is permitted so that each shareholder has the right to vote the number of shares owned by that shareholder for as many persons as there are director nominees or to cumulate that shareholder's shares to give one candidate as many votes as the director nominees multiplied by the number of shares shall equal, or to distribute votes on the same principle among as many candidates as the shareholders shall determine.

     The shares of common stock presently outstanding are fully paid and nonassessable.

     We have not paid any cash dividends since our inception.

     We have reserved a sufficient number of shares of common stock for issuance in the event that all the warrants are exercised. In addition, we have reserved a sufficient number of shares of common stock for issuance upon the exercise of options under our stock option plans. See "Executive Compensation_ Stock Option Plans".

Warrants

     General. The outstanding public warrants issued in 1996 are in registered form and are now trading separately from the common stock. Each warrant is exercisable for one share of common stock at $3.00 per warrant until December 26, 2001. Although there currently is no plan or other intention to do so, the Board of Directors, in its sole discretion, may extend the exercise period of the warrants and/or reduce the exercise price of the warrants. It is anticipated that the Board would make such a modification only if it deemed it to be in the Company's best interests. Possible circumstances that may lead to modification of the terms of the warrants, of which there is no assurance, would include circumstances in which the market price of the common stock is less than the exercise price of the warrants and the Board would reduce the exercise price of the warrants in order to encourage their being exercised. This would be based on the Board's belief that it would be in the Company's best interests to receive additional capital funds from that source.

     The exercise price of the warrants was arbitrarily established and there is no assurance that the price of the common stock will ever rise to a level where exercise of the warrants would be of any economic value to a holder of the warrants.

     The warrants included in the underwriter's units issuable upon the exercise of the underwriter's warrants are identical to the warrants described in this section, except that the warrants included in the underwriter's units may not be redeemed. See below, "_ Redemption".

     Current Registration Statement Required For Exercise. In order for a holder to exercise that holder's warrants, there must be a current registration statement on file with the SEC and various state securities commissions to continue registration of the issuance of the shares of common stock underlying the warrants. We intend to maintain a current registration statement during the period that the warrants are exercisable unless the market price of the common stock underlying the warrants would create no economic incentive for exercise of the warrants. If those circumstances were to exist during the entire exercise period of the warrants, the warrants could expire without the holders having had an opportunity to exercise their warrants.

     The maintenance of a currently effective registration statement could result in substantial expense, and there is no assurance that we will be able to maintain a current registration statement covering the shares of common stock issuable upon exercise of the warrants. Although there can be no assurance, we believe that we will be able to qualify the shares of common stock underlying the warrants for sale in those states where the common stock and warrants were originally offered. The warrants may be deprived of any value if a current prospectus covering the shares of common stock issuable upon exercise of the warrants is not kept effective or if the underlying shares are not qualified in the states in which the warrantholders reside.

     Exercise Of Warrants. The warrants may be exercised upon the surrender to the warrant agent (Computershare Trust Company Incorporated, formerly known as American Securities Transfer Trust, Inc., in Lakewood, Colorado) of the warrant certificate on or prior to the expiration of the exercise period, with the form of "Election To Purchase" on the reverse side of the certificate executed as indicated, and accompanied by payment of the full exercise price for the number of warrants being exercised. No rights of a stockholder inure to a holder of warrants until such time as a holder has exercised warrants and has been issued shares of common stock. The address for delivering the warrants and exercise
price is as follows:   Computershare Trust Company Incorporated, 12039 W.
Alameda Parkway, Suite Z-2, Lakewood, Colorado 80228.

     Redemption. Except for the warrants included in the underwriter's units issuable upon the exercise of the underwriter's warrants, we may redeem the warrants at any time prior to their exercise or expiration upon 30 days prior written or published notice, provided however, that the closing bid quotation for the common stock for at least 20 of the 30 business days ending on the date of our giving notice of redemption has been at least $4.00 per share. The redemption price for the warrants will be $.02 per warrant. Any warrant holder that does not exercise prior to the date set forth in the notice of redemption will forfeit the right to exercise the warrants and purchase the shares of common stock underlying those warrants. Any warrants outstanding after the redemption date will be deprived of any value except the right to receive the redemption price of $.02 per warrant.

     Tax Consequences Of Warrants. For federal income tax purposes, no gain or loss will be realized upon exercise of a warrant. The holder's basis in the common stock received will be equal to the holder's cost basis in the warrant exercised, plus the amount of the exercise price. Any loss realized by a holder of a warrant due to a failure to exercise a warrant prior to the expiration of the exercise period will be treated for federal income tax purposes as a loss from the sale or exchange of property that has the same character as any shares of common stock acquired from the exercise of the warrants.

     Warrant exercise price adjustments, or the omission of such adjustments, may under certain circumstances be deemed to be distributions that could be taxable as dividends for federal income tax purposes to holders of the warrants or the holders of the common stock.

     The Internal Revenue Code provides that a corporation does not recognize gain or loss upon the issuance, lapse or repurchase of a warrant to acquire its own stock. Therefore, we will not recognize income upon the expiration of any unexercised warrants.

             CERTAIN PROVISIONS OF WYOMING LAW AND OF THE COMPANY'S
                           ARTICLES OF INCORPORATION

     The following paragraphs summarize certain provisions of Wyoming law and of our Articles Of Incorporation. The summary does not purport to be complete and is subject to and qualified in its entirety by reference to Wyoming law and the Articles Of Incorporation for complete information.

Limitations On Changes In Control

     The provisions of Sections 17-18-101, et seq., of the Wyoming Business Corporation Act, which sections are referred to as the "Wyoming Management Stability Act", could have the effect of delaying, deferring or preventing a change in control of the Company or the removal of existing management, and as a result could prevent our stockholders from being paid a premium for their shares of common stock.

Indemnification Of Directors

     Our Articles Of Incorporation provide that we will indemnify each of our officers and directors against liabilities and expenses incurred in connection with any action, suit or proceeding to which the officer or director may be made a party by reason of his or her being an officer or director. Indemnification is not provided if the officer or director is liable for fraud or misconduct in any such matter. Although no determination has been made to date, in the future we may attempt to obtain directors' and officers' liability insurance.

                              PLAN OF DISTRIBUTION

     In order to induce the exercise of the warrants and the underwriter's warrants covered by this prospectus, we intend to send each holder of warrants and underwriter's warrants a copy of this prospectus. In addition, we may attempt to redeem the warrants, other than the warrants included in the underwriter's units issuable upon exercising the underwriter's warrants, after our common stock is traded for at least $4.00 per share for 20 of 30 business days. Because the redemption price is $.02 per share, we believe that by giving notice of redemption, warrant holders will exercise their warrants rather than lose their warrants at a nominal price. In addition to sending copies of the prospectus and/or notice of redemption to the warrant holders, our officers and directors may contact warrant holders in an effort to persuade them to exercise their warrants.

             SECURITIES AND EXCHANGE COMMISSION POSITION ON CERTAIN
                                INDEMNIFICATION

     The Wyoming Business Corporation Act (the "WBCA") provides for mandatory indemnification of directors and officers of a corporation in connection with an action, suit or proceeding brought by reason of their position as a director or officer if they are wholly successful, on the merits or otherwise, in defense of the proceeding. The WBCA also allows a corporation to indemnify directors or officers in such proceedings if the director or officer acted in good faith, in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in the case of a criminal proceeding, he had no reasonable cause to believe that his conduct was unlawful.

     Our articles of incorporation provide that directors and officers shall be indemnified for reasonable expenses or liability incurred in connection with any proceeding to which they are made a party by reason of their status as a director or officer except if they are adjudged to be liable for fraud or misconduct.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the Securities And Exchange Commission, that indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
                           AND CAUTIONARY STATEMENTS

     This prospectus includes "forward-looking statements" within the meaning of
Section 27A of the Securities Act Of 1933 and Section 21E of the Securities Exchange Act Of 1934. All statements other than statements of historical fact included in this prospectus are forward-looking statements. These forward-looking statements include, without limitation, statements located under "Management's Discussion And Analysis Of Financial Condition And Results Of Operations_ Financial Condition, Liquidity And Capital Resources", "Business And Properties_ Business Strategy", "_ Principal Areas Of Oil And Gas Activity", "_ Zeolite Mining Activities", and "_ Reserves", and Note 3 to the financial statements concerning our financial position and liquidity, the amount of and our ability to make debt service payments, our strategies, financial instruments, and other matters. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. Important factors that could cause actual results to differ materially from our expectations are disclosed in this prospectus, including without limitation the "Risk Factors" section and in conjunction with the forward-looking statements included in this prospectus.

     Our intentions and expectations described in this prospectus with respect to possible exploration and other testing activities concerning properties in which we hold interests may be deemed to be forward-looking statements. These statements are made based on management's current assessment of the exploratory merits of the particular property in light of the geological information available at the time and based on our relative interest in the property and our estimate of our share of the exploration costs. Subsequently obtained information concerning the merits of any property as well as changes in estimated exploration cost and ownership interest may result in revisions to management's expectations and intentions and thus we may delete one or more of these intended exploration activities. Further, circumstances beyond our control may cause these prospects to be eliminated from further consideration as exploration prospects.

                                LEGAL MATTERS

     Patton Boggs LLP, Denver, Colorado, has acted as our counsel in connection with the issuance of common stock upon the exercise of the warrants. Attorneys with this firm own a total of 31,000 shares of common stock and 31,000 warrants.

                                   EXPERTS

     Our audited financial statements appearing in this prospectus have been examined by Lovelett, Skogen & Associates, P.C. (formerly Lovelett, Hargens & Skogen, P.C.), independent certified public accountants, as set forth in their report appearing in this prospectus, and are included in reliance upon that report and upon the authority of that firm as experts in accounting and auditing.

                             CERTAIN DEFINITIONS

     Unless otherwise indicated in this prospectus, natural gas volumes are stated at the legal pressure base of the state or area in which the reserves are located at 60. Fahrenheit. Oil equivalents are determined using the ratio of 10 Mcf of natural gas to one barrel of crude oil, condensate or natural gas liquids so that 10 Mcf of natural gas are referred to as one barrel of oil equivalent or "BOE".

     As used in this prospectus, the following terms have the following specific meanings: "Mcf" means thousand cubic feet, "MMcf" means million cubic feet,


"Bbl" means barrel, "MBbl" means thousand barrels, "Mcfe" means thousand cubic feet equivalent, "MMcfe" means million cubic feet equivalent, and "MMBtu" means million British thermal units.

     With respect to information concerning the Company's working interests in wells or drilling locations, "gross" gas and oil wells or "gross" acres is the number of wells or acres in which the Company has an interest, and "net" gas and oil wells or "net" acres are determined by multiplying "gross" wells or acres by the Company's working interest in those wells or acres. A working interest in an oil and gas lease is an interest that gives the owner the right to drill, produce, and conduct operating activities on the property and to receive a share of production of any hydrocarbons covered by the lease. A working interest in an oil and gas lease also entitles its owner to a proportionate interest in any well located on the lands covered by the lease, subject to all royalties, overriding royalties and other burdens, to all costs and expenses of exploration, development and operation of any well located on the lease, and to all risks in connection therewith.

     A "development well" is a well drilled as an additional well to the same horizon or horizons as other producing wells on a prospect, or a well drilled on a spacing unit adjacent to a spacing unit with an existing well capable of commercial production and which is intended to extend the proven limits of a prospect. An "exploratory well" is a well drilled to find commercially productive hydrocarbons in an unproved area, or to extend significantly a known prospect.

     "Reserves" means natural gas and crude oil, condensate and natural gas liquids on a net revenue interest basis, found to be commercially recoverable. "Proved developed reserves" includes proved developed producing reserves and proved developed behind-pipe reserves. "Proved developed producing reserves" includes only those reserves expected to be recovered from existing completion
intervals in existing wells.   "Proved developed behind-pipe reserves" includes
those reserves that exist behind the casing of existing wells when the cost of making such reserves available for production is relatively small compared to the cost of a new well. "Proved undeveloped reserves" includes those reserves expected to be recovered from new wells on proved undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.

                                  * * * * *

                   DOUBLE EAGLE PETROLEUM AND MINING COMPANY
                FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

                                     Index

                                                                        Page
                                                                        Numbers
                                                                        -------

(1)   Report of Independent Certified Public Accountants                F-1

      Financial Statements:

            Balance Sheets as of August 31, 1999 and 1998               F-2


            Statements of Operations for the years ended
              August 31, 1999, 1998, and 1997                           F-3

            Statements of Stockholders' Equity for the years
              ended August 31, 1999, 1998, and 1997                     F-4

            Statements of Cash Flows for the years ended
              August 31, 1999, 1998, and 1997                           F-5

            Notes to Financial Statements                           F-6 - F-11


(2)  Supplemental Oil and Gas Information (Unaudited)              F-12 - F-14




                                     F-1(a)

                         ------------------------------
                        LOVELETT, HARGENS & SKOGEN, P.C.
                        ------- --------- ------- ------


               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS







The Stockholders and Board of Directors
Double Eagle Petroleum and Mining Company

We have audited the balance sheets of Double Eagle Petroleum and Mining Company as of August 31, 1999 and 1998, and the related statements of income, changes in stockholders' equity, and cash flows for the years ended August 31, 1999, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amount and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Double Eagle Petroleum and Mining Company as of August 31, 1999 and 1998, and the results of its operations and its cash flows for the years ended August 31, 1999, 1998 and 1997, in conformity with generally accepted accounting principles.


                         /S/  Lovelett, Hargens & Skogen, P.C.

Casper, Wyoming
October 29, 1999

DOUBLE EAGLE PETROLEUM AND MINING COMPANY

BALANCE SHEETS

August 31, 1999 and 1998                                                     1999           1998

                    ASSETS
CURRENT ASSETS
 Cash and cash equivalents                                              $     237,755  $      97,429
 Accounts receivable                                                          295,985        156,174
 Prepaid expenses                                                               9,369              -

     Total Current Assets                                                     543,109        253,603

PROPERTIES AND EQUIPMENT
 Undeveloped properties                                                       721,109        602,359
 Developed properties                                                       5,091,135      4,051,469
 Corporate and other                                                          254,295        253,238

                                                                            6,066,539      4,907,066
 Less accumulated depreciation, depletion and amortization                 (2,322,360)    (2,016,359)

     Net Properties and Equipment                                           3,744,179      2,890,707


INVESTMENTS AND OTHER ASSETS                                                   70,884        118,902


     TOTAL ASSETS                                                       $   4,358,172  $   3,263,212



                   LIABILITIES
CURRENT LIABILITIES
 Accounts payable                                                       $     225,732  $      70,852
 Accrued production taxes                                                      17,289         29,743
 Line of credit                                                               307,898              -
 Long-term debt _ current portion                                              41,728              -

     Total Current Liabilities                                                592,647        100,595


LONG-TERM DEBT                                                                158,773              -


     Total Liabilities                                                        751,420        100,595


                      STOCKHOLDERS' EQUITY
Common stock, $.10 par value; 10,000,000 shares authorized; issued
 and outstanding 4,365,401 shares in 1999 and 3,932,651 in 1998               436,540        393,262
Capital in excess of par value                                              2,667,276      2,126,625
Retained earnings                                                             502,936        642,730


     Total Stockholders' Equity                                             3,606,752      3,162,617




     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                         $   4,358,172  $   3,263,212


See accompanying notes to financial statements.

DOUBLE EAGLE PETROLEUM AND MINING COMPANY

STATEMENTS OF OPERATIONS

For the years ended August 31, 1999, 1998 and 1997           1999           1998           1997

Revenues
 Oil and gas sales                                      $     854,405  $     680,734  $     633,797
 Sales of nonproducing leases                                 224,119         53,200        242,744
 Other income                                                  59,504          5,259         16,644


     Total Revenues                                         1,138,028        739,193        893,185


Costs and Expenses
 Production costs                                             183,451        104,429         76,875
 Production taxes                                              99,731         78,113         57,634
 Exploration expenses                                         192,948        183,279        139,776
 Write offs and abandonments                                   54,931         12,115         10,635
 General and administrative                                   409,597        463,869        265,006
 Depreciation and depletion                                   306,002        167,825        135,542
 Impairment of producing properties                                 -        208,273              -
 Cost of nonproducing leases sold                              31,150          4,475         31,942


     Total Costs and Expenses                               1,277,810      1,222,378        717,410


(Loss) Income from Operations                                (139,782 )     (483,185 )      175,775

Other Income (Expenses)
 Interest income                                                8,595         20,147         29,765
 Interest expense                                              (8,607 )       (2,534 )      (11,575 )
 Other expense                                                      -              -         (2,983 )

                                                              (    12 )       17,613         15,207


(Loss) Income before Income Taxes                            (139,794 )     (465,572 )      190,982

Income Tax Expense (Credit)                                         -        (45,294 )       28,155


Net (Loss) Income                                       $    (139,794 )$    (420,278 )$     162,827



(Loss) Income per Common Share _ Basic & Diluted        $        (.03 )$        (.11 )$         .05



Average Shares Outstanding _ Basic                          4,229,874      3,901,024      3,527,546



Average Shares Outstanding _ Diluted                        4,309,070      3,901,024      3,527,546


See accompanying notes to financial statements.

DOUBLE EAGLE PETROLEUM AND MINING COMPANY

STATEMENTS OF STOCKHOLDERS' EQUITY

For the years ended August 31, 1999, 1998, and 1997

                                                   Additional                       Total
                      Outstanding      Common       Paid In        Retained     Stockholders'
                        Shares         Stock        Capital        Earnings         Equity

Balance at,
  August 31, 1996        2,712,401  $   271,237  $     886,254  $     900,181  $     2,057,672

Net Income                       -            -              -        162,827          162,827

Common Stock
 Issued                  1,168,250      116,825      1,236,196              -        1,353,021

Balance,
  August 31, 1997        3,880,651  $   388,062  $   2,122,450  $   1,063,008  $     3,573,520

Net Loss                         -            -              -       (420,278)        (420,278)

Repurchase of
   Common Stock            (30,000)      (3,000)       (49,500)             -          (52,500)

Common Stock
 Issued                     82,000        8,200         53,675              -           61,875

Balance at
  August 31, 1998        3,932,651  $   393,262  $   2,126,625  $     642,730  $     3,162,617

Net Loss                         -            -              -       (139,794)        (139,794)

Common Stock
 Issued                    432,750       43,278        540,651              -          583,929


Balance at
  August 31, 1999        4,365,401  $   436,540  $   2,667,276  $     502,936  $     3,606,752


See accompanying notes to financial statements.


DOUBLE EAGLE PETROLEUM AND MINING COMPANY

STATEMENTS OF CASH FLOWS

For the Years ended August 31, 1999, 1998 and 1997               1999         1998         1997
Cash Flows from Operating Activities

 Net (loss) income                                           $  (139,794 )$  (420,278 )$   162,827
 Adjustments to reconcile net (loss) income to net cash
  provided by operating activities:
   Depreciation, depletion and impairments                       306,002      376,099      135,542
   Abandonments and loss on investments                           56,044       13,310       19,058
   Gain on sale of nonproducing leases                          (192,969 )    (48,725 )   (210,802 )
   Deferred taxes                                                      -      (45,294 )     28,155
   Changes in operating assets and liabilities:
    Accounts receivable                                          (66,793 )     21,257      (57,966 )
    Prepaid expenses                                              (9,369 )          -            -
    Accounts payable                                             154,880      (76,544 )    (38,078 )
    Accrued production taxes                                     (12,454 )        442       (1,332 )


     Net cash provided by (used in) operating activities          95,547     (179,733 )     37,404


Cash Flows from Investing Activities

 Proceeds from sales of properties                               194,119       53,200      242,744
 Purchase of investments                                           5,000      (25,000 )    (34,110 )
 Acquisitions of nonproducing properties                        (205,944 )    (87,188 )   (147,576 )
 Acquisitions of producing properties and equipment             (665,724 )   (541,538 )   (416,133 )

     Net cash (used in) investing activities                    (672,549 )   (600,526 )   (355,075 )


Cash Flows from Financing Activities

 Issuance of common stock                                        583,929        9,375    1,408,251
 Long-term Borrowing                                             205,000            -            -
 Repayment of Long-term debt                                      (4,499 )          -            -
 Purchase of employee stock options                                    -            -      (13,499 )
 Net borrowings (repayments) under line of
  credit arrangement                                             (67,102 )          -     (250,000 )


     Net cash provided by financing activities                   717,328        9,375    1,144,752


Increase (Decrease) in Cash and Cash Equivalents                 140,326     (770,884 )    827,081

Cash and cash equivalents at beginning of year                    97,429      868,313       41,232


Cash and cash equivalents at end of year                     $   237,755  $    97,429  $   868,313



Supplemental Disclosures of Cash and Non-Cash
 Transactions
  Cash paid during the year for Interest                     $     8,607  $     2,534  $    11,575
  Producing properties acquired through debt                 $   375,000  $         -  $         -
  Repurchase and Issuance of Common Stock                    $         -  $    52,500  $         -

See accompanying notes to financial statements.

DOUBLE EAGLE PETROLEUM AND MINING COMPANY

NOTES TO FINANCIAL STATEMENTS



1.Summary of Significant Accounting Policies

  Nature of Business
  Double Eagle was incorporated under Wyoming law in 1972 for the purpose of exploration, development, and production of oil, gas and other minerals in the Rocky Mountain region of the United States. Its oil and gas production is sold to major companies of the petroleum industry under terms requiring payment within sixty days. The prices received for its oil and gas are very volatile due to economic conditions within the industry. Income from mineral production is nominal and received in the form of minimum annual royalties.

  Accounting for Oil and Gas Activities
  Double Eagle uses the successful efforts method of accounting for oil and gas producing activities. Under this method, acquisition costs for proved and unproved properties are capitalized when incurred. Exploration costs, including geological and geophysical costs, the costs of carrying and retaining unproved properties and exploratory dry hole drilling costs, are expensed. Development costs, including the costs to drill and equip development wells, and successful exploratory drilling costs that locate proved reserves, are capitalized. In addition, the Company limits the total amount of unamortized capitalized costs to the value of future net revenues, based on current prices and costs.

  Depreciation, depletion and amortization
  Depreciation and depletion of the capitalized costs for producing oil and gas properties are provided by the unit-of-production method based on proved oil and gas reserves. Uncompleted wells and equipment are reflected at the Company's incurred cost and represent costs of drilling and equipping oil and gas wells that are not completed as of the balance sheet date. The costs of unproved leases which become productive are reclassified to proved properties when proved reserves are discovered in the property. Unproved oil and gas interests are carried at original acquisition costs including filing and title fees.

  Zeolite properties include the original costs to acquire and stake the claims and the preliminary evaluation and development costs which are necessary prior to commencement of the mining operations. Subsequent to the time that zeolite mines reach operational status, all operational expenditures are charged to expense in the period incurred.

  Office facilities and equipment are recorded at cost. Depreciation of office facilities and equipment is recorded using straight-line and accelerated methods over the estimated useful lives of 7 to 40 years for office facilities and 5 to 7 years for office equipment.

  Maintenance, repairs and renewals which neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred.

  Cash and Cash Equivalents
  For purposes of preparing the statement of cash flows, currency on hand, demand deposits, money market accounts, treasury bills and certificates of deposits with short-term maturities are considered to be cash and cash equivalents.

DOUBLE EAGLE PETROLEUM AND MINING COMPANY

1.Summary of Significant Accounting Policies (continued)

  Use of estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Income taxes

  Income taxes are determined under an asset and liability approach. The income statement effect is derived from changes in deferred income taxes on the balance sheet. This approach gives consideration to the future tax consequences associated with differences between financial accounting and tax bases of assets and liabilities. These differences relate to items such as depreciable and depletable properties, exploratory and intangible drilling costs, and non-producing leases.

  Gas Balancing Arrangement

  In accordance with EITF 90-22, the gas-balancing arrangement is accounted for by the entitlements method. The Company has reflected sales revenue and a corresponding receivable for its proportionate share of the gas sold by Amoco. The receivable is valued at the lower of the price in effect at the time of production or the current market value.

  Net (Loss) Income per Share

  Basic net income per share of common stock is based on the weighted average number of shares outstanding during the year. Diluted net (loss) income per share reflects the potential dilution from the exercise of stock options.

  Stock-Based Compensation

  The Company accounts for stock options using Accounting Principles Board Opinion No 25 (APB 25).

  Reclassifications

  Certain accounts in the prior-year financial statements have been reclassified for comparative purposes to conform with the presentation in the current year financial statements. These reclassifications have no effect on net income or stockholders' equity.

DOUBLE EAGLE PETROLEUM AND MINING COMPANY

2.Financial Instruments

  The following disclosures on the estimated fair value of financial instruments are presented in accordance with SFAS 107 "Disclosure about Fair Value of Financial Instruments". Fair value, as defined in SFAS 107, is the amount at which the instrument could be exchanged currently between willing parties. The carrying amounts for trade receivables and payables are considered to be their fair values. The difference between the carrying amounts and the estimated fair market values of the Company's other financial instruments at August 31, 1999 and 1998 were immaterial.

3.Income Taxes

  The income tax expense (credit) amounts reported on the income statement are composed entirely of deferred income taxes. The tax effects of temporary differences that gave rise to significant portions of the deferred tax liabilities and deferred tax assets as of August 31, 1999 and 1998 were as follows:

                                                  1999          1998

Deferred tax assets:
     Asset impairments                       $    31,241    $    31,241
     Net operating loss carryforwards            140,182        122,005

                                                 171,423        153,246

Deferred tax liabilities:
     Intangible drilling costs               $   134,922    $   136,702
     1st year federal lease rentals                1,161          1,481

                                                 136,083        138,183


Net deferred tax assets (liabilities)             35,340         15,063
Valuation allowance:                             (35,340 )      (15,063)

Net deferred tax assets (liabilities)        $         -    $         -



  At August 31, 1999, the Company has a net operating loss carryforward for regular income tax reporting purposes of $1,050,000, which will begin expiring in 2007.

DOUBLE EAGLE PETROLEUM AND MINING COMPANY

4.Impairment of Long-Lived Assets

  In accordance with the provisions of SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Live Assets to be Disposed Of, the Company reviews the carrying values of its long-lived assets whenever events or changes in circumstances indicate that such carrying values may not be recoverable. SFAS 121 requires that an impairment loss be recognized when the carrying amount of an asset exceeds the sum of the undiscounted estimated future cash flows of the asset. As a result of the provisions of SFAS 121, the Company recognized a non-cash charge on producing properties during the fourth quarter of fiscal 1998 of $208,273.

5.Common Stock and Stock Options

  Stock option plans approved by the stockholders provide for granting of options to employees for purchase of common stock generally at prices between the "bid" and "ask" prices at the time of grant. Generally, options granted expire three years after the date of grant. The changes in the outstanding stock options during the three years ended August 31, 1999, 1998, and 1997 are summarized as follows:

                              1999                   1998                   1997
                              ----                   ----                   ----
                                 Wt. Avg.               Wt. Avg.               Wt. Avg.
                       Shares     Ex. Pr.     Shares     Ex. Pr.     Shares     Ex. Pr.
Beginning of year       360,000$     1.424     285,000$     1.590     200,000$      .917
Granted                 273,000      1.570     240,000      1.540     165,000      2.080
Exercised               (50,000)     1.250     (70,000)      .750     (50,000)      .875
Purchased                     -          -           -          -     (30,000)      .935
Expired                (140,000)     1.310     (95,000)     2.590           -          -


End of year             443,000$     1.580     360,000$     1.424     285,000$     1.590



  There were two issues of warrants outstanding as of August 31, 1999. One issue covering 1,118,250 warrants allows for the purchase of one share of common stock at a price of $3.00 with each warrant. These warrants expire December 17, 2001. The second issue covering 474,750 warrants allows for the purchase of one share of common stock at a price of $1.375 with each warrant. These warrants expire October 16, 2003.

  In 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation". As permitted by FAS 123, the Company continues to apply the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". Had compensation expense been determined for stock options granted in 1999, 1998 and 1997, based on the fair values at grant dates consistent with SFAS No. 123, the Company's pro forma 1999 net loss and loss per share - basic and diluted would have been $(272,514) and $(.06) respectively, and 1998 net loss and loss per share
  - basic and diluted would have been $(546,871), and $(.14), respectively, and 1997 net income and earnings per share - basic and diluted would have been $68,871, and $.02, respectively.

DOUBLE EAGLE PETROLEUM AND MINING COMPANY

  The pro forma amounts were estimated using the Black-Scholes option pricing model with the following assumptions for 1999, 1998 and 1997:

                                                      1999          1998          1997

Weighted average expected life (years)                   3.0           3.0           1.9
Expected volatility                                       53 %          92 %          80 %
Risk free interest rate                                 5.75 %        5.50 %        5.55 %
Weighted average fair value of options granted    $      .95    $     1.15    $      .48

6. Short-Term Debt

  The company maintains a $500,000 unsecured short-term line of credit with a bank which the Company utilizes as part of its cash management program. The interest rate on the line of credit is at .25% over the Wall Street Journal Prime Rate. There were no amounts outstanding under this line of credit at August 31, 1998 and 1997. The line of credit is collateralized by producing properties. The line of credit was paid off in October, 1999.

7.Long-Term Debt

  The Company currently owes $200,501 on a loan collateralized by producing properties. Payments are currently $5,400 per month, including interest at .25% over the Wall Street Journal Prime Rate. The loan was paid in full in October, 1999.

8. Net (Loss) Income per Share

  During fiscal year 1998, the Company adopted SFAS No. 128, "Earnings Per Share," which requires the reporting of both basic and diluted earnings per share. Earnings per share - basic is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Earnings per share - diluted reflects the potential dilution that could occur if options or other contracts to issue common stock were exercised or converted into common stock. Prior periods have been restated to reflect the new standard.

  The following is a reconciliation of net income to net income per share - basic and diluted for the three years ended August 31, 1999, 1998 and 1997.

(shares in thousands)                                 1999         1998         1997

Net (loss) income in thousands                    $     (140 ) $     (421 ) $       163
Average shares outstanding - basic                     4,230        3,901         3,500
Dilutive effect of stock options                          79            -            28

Diluted shares outstanding                             4,309        3,901         3,528
Net (loss) income per share - basic and diluted   $     (.03 ) $     (.11 ) $       .05


DOUBLE EAGLE PETROLEUM AND MINING COMPANY

9.Concentration of Credit Risk and Major Customers

  The Company invests its cash primarily in deposits with major banks. Certain deposits may, at times, be in excess of federally insured limits ($179,274 and $ 30,406 at August 31, 1999 and 1998, respectively). The Company has not incurred losses related to such cash balances.

  Sales to major unaffiliated customers (customers accounting for 10 percent of more of gross revenue), all representing purchasers of oil and gas, for each of the years ended August 31, 1999, 1998 and 1997 are as follows:

                       1999       1998       1997

Customer A         $   91,211  $ 120,492  $ 227,299
Customer B                  -          -     84,419
Customer C            107,873    131,394          -
Customer D             93,829    133,663          -
Customer E             98,960    146,904          -
Customer F            131,164          -          -
Customer G            146,679          -          -

10.Contingencies

  The Company is subject to extensive federal, state, and local environmental laws and regulations. These requirements, which change frequently, regulate the discharge of materials into the environment. The Company believes it is in compliance with existing laws and regulations.

11.Commitments

  During the year ended August 31, 1999, the Company purchased certain divided interests in producing properties. The Company has committed to buy the remaining interests in those properties if the seller is able to provide proof of the seller's ownership of those remaining interests. The total purchase price of the additional interests is $187,375. The commitments to purchase the remaining interests expire December 14, 1999.

12.Employee Benefit Plan

  The Company maintains a Simple Employee Pension Plan covering substantially all employees meeting minimum eligibility requirements. Employer contributions are determined solely at management's discretion. Employer contributions  for  the years  ended  August  31, 1999,  1998  and  1997  were
  $16,437, $11,035, and      $-0-, respectively.

DOUBLE EAGLE PETROLEUM AND MINING COMPANY

SUPPLEMENTAL OIL AND GAS INFORMATION (UNAUDITED)


Oil and Gas Reserves

The information presented below regarding the Company's oil and gas reserves was prepared by an outside consulting petroleum engineer. All reserves are located within the continental United States.

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed oil and gas reserves are those expected to be recovered through existing wells with existing equipment and operating methods. The determination of oil and gas reserves is highly complex and interpretive. The estimates are subject to continuing changes as additional information becomes available.

Estimated net quantities of proved developed reserves of oil and gas for the years ended August 31, 1999, 1998 and 1997 are as follows:

Natural Gas (Thousands of cubic feet)              1999          1998          1997

Beginning of year                                3,507,986      2,757,188     2,082,591
Revisions of prior estimates                      (199,102)         9,135       (45,610)
Discoveries                                        157,632      1,026,311       507,710
Purchases of reserves in place                   1,002,800              -       435,125
Production                                        (379,306)      (284,648)     (222,628)


End of year                                      4,090,010      3,507,986     2,757,188



Oil (Barrels)                                      1999          1998          1997

Beginning of year                                   90,911        180,526       188,580
Revisions of prior estimates                        17,796        (79,024)        3,000
Discoveries                                              -              -            20
Purchases of reserves in place                      64,992              -         6,257
Production                                         (21,530)       (10,591)      (17,331)


End of year                                        152,169         90,911       180,526


Capitalized Costs Relating to Oil and Gas Producing Activities

The aggregate amount of capitalized costs relating to crude oil and natural gas producing activities and the aggregate amount of related accumulated depreciation, depletion and amortization at August 31, 1999, 1998 and 1997 are as follows:

                                                   1999          1998          1997

Proved properties                                5,091,135      4,051,469     3,528,257
Unproved properties                                721,109        602,359       528,481

                                                 5,812,244      4,653,828     4,056,738

Accumulated depreciation and depletion           2,176,755      1,884,862     1,521,590


Net capitalized costs                            3,635,489      2,768,966     2,535,148


DOUBLE EAGLE PETROLEUM AND MINING COMPANY

SUPPLEMENTAL OIL AND GAS INFORMATION (UNAUDITED)


Costs incurred in Oil and Gas Property Acquisitions, Exploration and Development Activities

Costs incurred in property acquisitions, exploration, and development activities for the years ended August 31, 1999, 1998 and 1997 were as follows:

                                                   1999          1998          1997

Property acquisitions - proved                     885,680         10,593       132,703
Property acquisitions - unproved                   205,944         87,188       147,576
Exploration                                        247,879        195,394       150,411
Development                                        153,985        512,619       265,796


Total                                            1,493,488        805,794       696,486


Results of Operations from Oil and Gas Producing Activities

The results of operations for the Company's oil and gas producing activities for the years ended August 31, 1999, 1998 and 1997 were as follows:

                                                   1999          1998          1997

Operating revenues                                 854,405        680,734       633,797
Costs and expenses
 Production                                        283,182        182,542       134,509
 Exploration                                       247,879        195,394       150,411
 Depreciation, depletion and impairment            291,894        359,702       119,846

                                                   822,955        737,638       404,766


Income (loss) before Income Taxes                   31,450        (56,904)      229,031
Income Tax Expense (Benefit)                        (4,730)        (8,536)       28,155


   Results of operations                            26,720        (48,368)      200,876


Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

The following information has been developed utilizing procedures prescribed by SFAS 69 "Disclosures About Oil and Gas Producing Activities" and based on natural gas and crude oil reserves and production volumes estimated by the Company. It may be useful for certain comparison purposes, but should not be solely relied upon in evaluating the Company or its performance. Further, information contained in the following table should not be considered as representative or realistic assessments of future cash flows, nor should the
Standardized Measure of Discounted Future Net Cash Flows be viewed as representative of the current value of the Company.

The Company believes that the following factors should be taken into account in reviewing the following information: (1) future costs and selling prices will probably differ from those required to be used in these calculations; (2) due to future market conditions and governmental regulations, actual rates of production achieved in future years may vary significantly from the rate of production assumed in these calculations; (3) selection of a 10% discount rate is arbitrary and may not be reasonable as a measure of

DOUBLE EAGLE PETROLEUM AND MINING COMPANY

SUPPLEMENTAL OIL AND GAS INFORMATION (UNAUDITED)


Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves (continued)

the relative risk inherent in realizing future net oil and gas revenues; and (4) future net revenues may be subject to different rates of income taxation.

Under the Standardized Measure, future cash inflows were estimated by applying year-end oil and gas prices to the estimated future production of year-end proved reserves. Futures cash inflows were reduced by estimated future development and production costs based upon year-end costs in order to arrive at net cash flow before tax. Future income tax expense has been computed by applying year-end statutory rates to future pretax net cash flows and the utilization of net operating loss carryforwards. Use of a 10% discount rate is required by SFAS 69.

Management does not rely solely upon the following information in making investment and operating decisions. Such decisions are based upon a wide range of factors, including estimates of probable as well as proved reserves, and varying price and cost assumptions considered more representative of a range of possible economic conditions that may be anticipated.
Standardized Measure is as follows:

                                                   1999          1998          1997

Future cash inflows                              9,128,106      7,805,256     7,113,621
Futures production and development costs        (2,786,245)    (2,125,037)   (1,581,564)
Future income taxes                             (1,799,233)    (1,580,386)   (1,680,979)

Future net cash flows                            4,542,628      4,099,833     3,851,078
10% annual discount rate                        (1,362,788)    (1,229,950)   (1,155,323)

Discounted future net cash flows                 3,179,840      2,869,883     2,695,755


The following is an analysis of the changes in the Standardized Measure:

                                                        1999          1998          1997

Balance, beginning of the year                        2,869,883      2,695,755     2,449,299

Sales, net of production costs                         (571,223)      (498,192)     (499,288)
Net changes in prices and production costs           (1,194,246)       437,531       177,501
Discoveries and purchase of reserves in place         2,008,975      1,360,628       851,438
Development costs incurred                             (153,985)      (512,619)     (548,910)
Revisions of previous quantity estimates                (51,182)      (882,795)       20,785
Accretion of discount                                   286,989        269,575       244,930


Balance, end of the year                              3,179,840      2,869,883     2,695,755


                   DOUBLE EAGLE PETROLEUM AND MINING COMPANY




                                     INDEX
                                                                   Page

Financial Statements

Balance Sheets as of May 31, 2000 (Unaudited)
and August 31, 1999                                                F-15
Statements of Operations for the three and nine months
     ended May 31, 2000 and 1999 (Unaudited)                       F-16
Statements of Cash Flows for the nine months
     ended May 31, 2000 and 1999 (Unaudited)                       F-17
Notes to Financial Statements (Unaudited)                          F-18



                                    F-15(a)

                   DOUBLE EAGLE PETROLEUM AND MINING COMPANY
                                 BALANCE SHEETS
                        MAY 31, 2000 AND AUGUST 31, 1999

                                                                   May 31,       August 31,
                                                                    2000            1999

                                                                 (Unaudited)

          ASSETS
CURRENT ASSETS
 Cash and cash equivalents                                     $      52,380   $     237,755
 Accounts receivable                                                 405,885         295,985
 Prepaid expenses and deposits                                         2,342           9,369

     Total Current Assets                                            460,607         543,109


PROPERTIES AND EQUIPMENT
 Undeveloped properties                                              829,641         721,109
 Developed properties                                              6,464,947       5,091,135
 Corporate and other                                                 212,430         254,295

                                                                   7,507,018       6,066,539
  Less accumulated depreciation, depletion, and amortization      (2,642,633 )    (2,322,360)

     Net Properties and Equipment                                  4,864,385       3,744,179


INVESTMENTS AND OTHER ASSETS                                          75,122          70,884


     TOTAL ASSETS                                              $   5,400,114   $   4,358,172



          LIABILITIES
CURRENT LIABILITIES
 Accounts payable                                              $     103,034   $     225,732
 Accrued production taxes                                             21,429          17,289
 Line of credit                                                      500,000         307,898
 Long-term debt - current portion                                          -          41,728

     Total Current Liabilities                                       624,463         592,647


LONG-TERM DEBT                                                             -         158,773


     Total Liabilities                                               624,463         751,420


          STOCKHOLDERS' EQUITY
Common stock, $.10 par value; - 10,000,000 shares,
 authorized; issued and outstanding 4,797,641 shares
 as of May 31, 2000 and 4,365,401 shares as of
 August 31, 1999                                                     479,764         436,540
Capital in excess of par value                                     3,747,488       2,667,276
Retained earnings                                                    548,399         502,936

     Total Stockholders' Equity                                    4,775,651       3,606,752


     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                $   5,400,114   $   4,358,172

See accompanying notes to financial statements.

                   DOUBLE EAGLE PETROLEUM AND MINING COMPANY
                            STATEMENTS OF OPERATIONS
                                   (UNAUDITED)

                                         For the Three Months Ended     For the Nine Months Ended
                                         --------------------------     -------------------------

                                           May 31,        May 31,        May 31,        May 31,
                                             2000           1999           2000           1999

REVENUES
 Sales of oil and gas                   $     454,780  $     150,085  $   1,162,294  $     468,952
 Sales of nonproducing leases                   5,696         81,000          9,821        178,619
 Other                                          2,327            106         15,537            529

     Total                                    462,803        231,191      1,187,652        648,100

COSTS AND EXPENSES
 Production costs                              83,842         46,032        207,327        122,382
 Production taxes                              42,188         18,072        133,899         61,446
 Cost of nonproducing leases sold               1,202         11,325          2,262         11,325
 Exploration                                   33,620         40,846         94,919        158,243
 Write offs and abandonments                    3,416          3,107          4,856         14,155
 General and administrative                   102,983         93,609        377,704        299,486
 Depreciation and depletion                   127,698         49,455        332,784        148,365

     Total                                    394,949        262,446      1,153,751        815,402


INCOME (LOSS) FROM OPERATIONS                  67,854        (31,255)        33,901       (167,302)

OTHER INCOME (EXPENSE)
 Gain on sale of assets                        11,856              -         11,856              -
 Interest income                                3,645          1,903         15,719          6,544
 Interest expense                             (11,083)             -        (16,013)        (1,661)

     Total                                      4,418          1,903         11,562          4,883


INCOME (LOSS) BEFORE INCOME TAXES              72,272        (29,352)        45,463       (162,419)


INCOME TAX EXPENSE (BENEFIT)
 Current                                            -              -              -              -
 Deferred                                           -              -              -              -

     Total                                          -              -              -              -


NET INCOME (LOSS)                       $      72,272  $     (29,352) $      45,463  $    (162,419)


BASIC/DILUTED INCOME
  (LOSS) PER SHARE                      $         .02  $        (.01) $         .01  $        (.04)


AVERAGE SHARES OUTSTANDING                  4,797,641      4,365,401      4,724,909      4,184,201


DIVIDENDS PER SHARE OF COMMON STOCK     $         .00  $         .00  $         .00  $         .00


See accompanying notes to financial statements.

                   DOUBLE EAGLE PETROLEUM AND MINING COMPANY
                            STATEMENTS OF CASH FLOWS
                FOR THE NINE MONTHS ENDED MAY 31, 2000 AND 1999
                                  (UNAUDITED)

                                                                  2000            1999

OPERATING ACTIVITIES:
 Net income (loss)                                           $      45,463   $    (162,419)
 Charges to income not requiring cash:
  Depreciation and depletion                                       332,784         148,365
  Gain on sale of properties and assets                            (19,415)       (167,294)
  Abandoned properties                                               4,856          14,155
 Decrease (increase) in operating assets:
  Accounts receivable                                             (109,900)        (30,024)
  Prepaid expenses and deposits                                      2,789          20,000
 Increase (decrease) in operating liabilities:
  Accounts payable                                                (122,698)         23,551
  Accrued production taxes                                           4,140          (2,527)

     Net cash provided by (used in) by operating activities        138,019        (156,193)


INVESTING ACTIVITIES:
 Proceeds from sale of properties and assets                        61,821         178,619
 Purchase of properties                                         (1,500,252)       (705,955)

     Net cash (used in) investing activities                    (1,438,431)       (527,336)


FINANCING ACTIVITIES:
 Proceeds from private placement                                 1,115,248         514,688
 Issuance of common stock                                            8,188          62,500
 Borrowing on line of credit arrangement                           192,102         100,000
 Payments on long-term debt                                       (200,501)              -

     Net cash provided by financing activities                   1,115,037         677,188


(DECREASE) IN CASH                                                (185,375)         (6,341)

CASH AND CASH EQUIVALENTS
 Beginning of period                                               237,755          97,429


 End of period                                               $      52,380   $      91,088



SUPPLEMENTAL DISCLOSURES OF CASH AND
  NON-CASH TRANSACTIONS
   Cash paid during the period for interest                  $      16,013   $       1,661


See accompanying notes to financial statements.



                         NOTES TO FINANCIAL STATEMENTS
                                  (UNAUDITED)



1.Summary of Significant Accounting Policies

  Refer to the Company's annual financial statements for the year ended August 31, 1999, for a description of the accounting policies which have been continued without change. Also, refer to the footnotes with those annual statements for additional details of the Company's financial condition, results of operations, and cash flows. The details in those notes have not changed except as a result of normal transactions in the interim.

2.Management Representation

  In management's opinion, all adjustments necessary for a fair presentation are reflected in the interim financial statements. Such adjustments are of a normal recurring nature.

3.Interim Results of Operations

  The results of operations for the period ended May 31, 2000, are not necessarily indicative of the operating results for the full year.


4.Common Stock and Warrants

 During the nine months ended May 31, 2000, the Company sold through private placement 400,000 shares of its common stock for $2.75 per share.

                               PART II
               INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24.  Indemnification Of Directors And Officers.

     The Wyoming Business Corporation Act provides for indemnification by a corporation of costs incurred by directors, employees, and agents in connection with an action, suit, or proceeding brought by reason of their position as a director, employee, or agent. The person being indemnified must have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation.

     The Board of Directors is empowered to make other indemnification as authorized by the Articles Of Incorporation or by corporate resolution so long as the indemnification is consistent with the Wyoming Business Corporation Act.


Item 25.  Other Expenses Of Issuance And Distribution.

     The following is an itemization of all expenses (subject to future contingencies) incurred or to be incurred by the Registrant in connection with the issuance and distribution of the securities being offered assuming the sale of the maximum Offering amount.

  Registration and filing fee..................................$1,942
  Transfer agent's fee*.........................................1,500
  Printing and engraving*......................................15,000
  Accounting fees and expenses*.................................4,000
  Legal fees and expenses*.....................................55,000
  Blue sky fees and expenses*..................................16,000
  NASD filing fee...............................................1,063
  NASDAQ listing fee............................................7,500
  Underwriter's non-accountable expense allowance*.............50,321
  Miscellaneous*................................................6,245
                                                                -----

     Total**.................................................$162,571
                                                              -------
____________________

*  Estimated

** The Total includes additional estimated expenses in connection with Post Effective Amendment No. 1 of $750 for transfer agent's fee, $500 for accounting fees and expenses, $10,000 for legal fees and expenses, and $2,000 for blue sky fees and expenses, as well as $5,321.25 of additional underwriter's non-accountable expense allowance paid in connection with the exercise of the underwriter's over-allotment option on January 31, 1997.
                                       36

Item 26.  Recent Sales Of Unregistered Securities.

     In September 1997, the Company issued options to purchase 100,000 of common shares stock to one entity in a transaction exempt from registration pursuant to
Section 4(2) of the Securities Act.

     In October 1998, the Company issued options to purchase 36,500 shares of common stock to one individual pursuant to an exemption pursuant to Section 4(2) of the Securities Act.

     In December 1998, the Company issued 374,750 shares of common stock together with warrants to purchase 374,750 shares of common stock in a private placement to a limited number of accredited investors in accordance with exemptions from registration pursuant to Rules 505 and/or 506 and/or Sections 3(b) and 4(2) of the Securities Act.

     In July 1999, the Company issued options to purchase 100,000 shares of common stock to one entity in a transaction exempt from registration pursuant to
Section 4(2) of the Securities Act.

     In October 1999, the Company issued 400,000 shares of common stock to a limited number of purchasers pursuant to exemption from registration in accordance with the Rules 505 and/or 506 and/or Sections 3(b) and 4(2) of the Securities Act.

Item 27.  Exhibits.

     The following is a complete list of Exhibits filed as part of this Registration Statement, which Exhibits are incorporated herein.


Number Description
------ -----------

  1.1 Form of Underwriting Agreement between Double Eagle Petroleum and Mining Co. ("Registrant") and Rocky Mountain Investments & Securities, Inc. (the "Underwriter").*

  3.1(a) Articles Of Incorporation filed with the Wyoming Secretary Of State on January 13, 1972.*

  3.1(b) Articles Of Amendment of Registrant filed with the Wyoming Secretary Of State on February 27, 1984.*

  3.1(c) Articles Of Amendment of Registrant filed with the Wyoming Secretary Of State on July 9, 1996.*

  3.2     Bylaws.*

  4.1(a)  Specimen Common Stock Certificate.*

  4.1(b)  Specimen Common Stock Purchase Warrant.*

  4.1(c)  Specimen Unit Certificate.*

  4.2     Form of Underwriter's Warrant.*

  4.3     Form of Warrant Agreement concerning Common Stock Purchase Warrants.*

  5.1 Opinion of Patton Boggs LLP concerning legality of issuance of Units of Common Stock, Warrants, and underlying securities.

  10.1 Agreement dated May 26, 1995 between the Registrant and Hollis Oil & Gas Co.*

  23.1    Consent Of Patton Boggs LLP (included in Exhibit 5.1).

  23.2 Consent Of Lovelett, Skogen & Associates, P.C., formerly Lovelett, Hargens & Skogen, P.C.

  24.1    Power of Attorney (included on signature page)

______________________

*Previously filed.

Item 28.  Undertakings.

1.  The undersigned Registrant hereby undertakes:

    (a) to file, during any period in which offers or sales are being made, a post-effective amendment to the Registration Statement:

          (1) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (2) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

          (3) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement, including (but not limited to) any addition or deletion of a managing underwriter;

    (b) That for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

    (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

2. The undersigned Registrant hereby undertakes to provide to the Underwriter at the closing certificates in such denominations and registered in such names as required by the Underwriter to permit prompt delivery to each purchaser.

3. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the Registrant's Articles Of Incorporation, or otherwise, the Registrant has been advised that in the opinion of the Securities And Exchange Commission such indemnifications is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the

    Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                             SIGNATURES
                             ----------

    In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this Amendment to Registration Statement to be signed on its behalf by the undersigned, in the City of Casper, State of Wyoming on September 25, 2000.

                              DOUBLE EAGLE PETROLEUM AND MINING CO.


                              By:  /s/ Stephen H. Hollis
                                 ------------------------------------
                                Stephen H. Hollis, President and Treasurer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that the undersigned officers and directors of the Registrant, by virtue of their signatures to this to the Registration Statement appearing below, hereby constitute and appoint Stephen H. Hollis, with full power of substitution, as attorney-in-fact in their names, place and stead to execute any and all amendments to this Registration Statement in the capacities set forth opposite their name and hereby ratify all that said attorney-in-fact or his substitutes may do by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signatures                         Title                                   Date
----------                         -----                                   ----

   /s/ Stephen H. Hollis           President and Treasurer; (Principal     September 25, 2000
-------------------------
Stephen H. Hollis                  Executive Officer and Principal
                                   Accounting and Financial Officer);
                                   Director

  /s/ Ken M. Daraie
----------------------
Ken M. Daraie                      Director                                September 25, 2000


   /s/ Thomas J. Vessels                                                   September 25, 2000
-------------------------
Thomas J. Vessels                  Director


--------------------------------------
NO DEALER,  SALESMAN  OR OTHER  PERSON
HAS BEEN AUTHORIZED TO GIVE ANY INFOR-       UNTIL 90 DAYS AFTER THE EFFECTIVE DATE
MATION OR  TO MAKE  ANY REPRESENTATION       OF THE REGISTRATION STATEMENT OF WHICH
OTHER THAN  THOSE  CONTAINED  IN  THIS       THIS PROSPECTUS IS A PART, ALL DEALERS
PROSPECTUS AND, IF GIVEN OR MADE, SUCH       EFFECTING TRANSACTIONS  IN THE  REGIS-
INFORMATION OR REPRESENTATION MUST NOT       TERED SECURITIES, WHETHER OR  NOT PAR-
BE RELIED  UPON  AS  HAVING  BEEN  AU-       TICIPATING IN  THIS DISTRIBUTION,  MAY
THORIZED BY  THE COMPANY.   THIS  PRO-       BE REQUIRED  TO DELIVER  A PROSPECTUS.
SPECTUS SHALL NOT CONSTITUTE  AN OFFER       THIS IS IN ADDITION  TO THE OBLIGATION
TO SELL OR THE SOLICITATION  OF AN OF-       OF DEALERS  TO  DELIVER  A  PROSPECTUS
FER TO BUY NOR SHALL THERE BE ANY SALE       WHEN ACTING  AS UNDERWRITERS  AND WITH
OF THESE  SECURITIES IN  ANY STATE  IN       RESPECT TO THEIR UNSOLD  ALLOTMENTS OR
WHICH SUCH OFFER, SOLICITATION OR SALE       SUBSCRIPTIONS.
WOULD BE  UNLAWFUL PRIOR  TO REGISTRA-
TION  OR   QUALIFICATION   UNDER   THE
SECURITIES LAWS OF ANY SUCH STATE.
--------------------------------------
          TABLE OF CONTENTS
                                Page
                                ----

PROSPECTUS SUMMARY................2
RISK FACTORS......................4                  DOUBLE EAGLE PETROLEUM
SUMMARY CONSOLIDATED FINANCIAL                           AND MINING CO.
   AND OPERATIONS DATA............6
THE COMPANY.......................8
USE OF PROCEEDS...................8                        1,318,250
CAPITALIZATION....................9                          Shares
PRICE RANGE OF COMMON STOCK......10                     Of Common Stock
SELECTED FINANCIAL DATA..........11
MANAGEMENT'S DISCUSSION AND
   ANALYSIS OF FINANCIAL CONDITION
   AND RESULTS OF OPERATIONS.....13
BUSINESS AND PROPERTIES..........15
MANAGEMENT.......................25
EXECUTIVE COMPENSATION...........27
CERTAIN RELATIONSHIPS AND RELATED            --------------------------------------
   TRANSACTIONS..................29                        PROSPECTUS
PRINCIPAL STOCKHOLDERS...........30          --------------------------------------
DESCRIPTION OF SECURITIES........31
CERTAIN PROVISIONS OF WYOMING LAW
   AND OF THE COMPANY'S ARTICLES OF
   INCORPORATION.................33
PLAN OF DISTRIBUTION.............34
SECURITIES AND EXCHANGE COMMISSION
   POSITION ON CERTAIN INDEMNIFI-                   __________________, 2000
   CATION........................34
DISCLOSURE REGARDING FORWARD-LOOKING
   STATEMENTS AND CAUTIONARY
   STATEMENTS....................34
LEGAL MATTERS....................35
EXPERTS..........................35
CERTAIN DEFINITIONS..............35
FINANCIAL STATEMENTS.............37


--------------------------------------       --------------------------------------

                                                                     EXHIBIT 5.1
                                                                     -----------

                               September 25, 2000

Securities And Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Gentlemen and Ladies;

     We have acted as counsel for Double Eagle Petroleum And Mining Co., a
Wyoming corporation (the "Company"), in connection with the registration on Form
SB-2 under the Securities Act of 1933, as amended, of up to 1,118,250 Redeemable
Common Stock Purchase Warrants (the "Redeemable Warrants") to purchase up to
1,118,250 shares of the Company's $.10 par value common stock and underwriter's warrants to purchase up to 100,000 units, each unit consisting of one share of common stock and one warrant to purchase one share of common stock.

     We have examined the Articles Of Incorporation and the Bylaws of the Company and the record of the Company's corporate proceedings concerning the registration described above. In addition, we have examined such other certificates, agreements, documents and papers, and we have made such other inquiries and investigations of law as we have deemed appropriate and necessary in order to express the opinion set forth in this letter. In our examinations, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, photostatic, or conformed copies and the authenticity of the originals of all such latter documents. In addition, as to certain matters we have relied upon certificates and advice from various state authorities and public officials, and we have assumed the accuracy of the material and the factual matters contained herein.

     Subject to the foregoing and on the basis of the aforementioned examinations and investigations, it is our opinion that the shares of common stock issuable upon the exercise of the Redeemable Warrants, and the shares of common stock included in the units issuable upon the exercise of the underwriter's warrants and upon the exercise of the warrants included in the units issuable upon the exercise of the underwriter's warrants, if and when sold and delivered as described in the Company's Registration Statement on Form SB-2, as amended (the "Registration Statement"), will have been duly authorized and legally issued and will constitute fully paid and nonassessable shares of the Company's common stock. Further, the Warrants represent the right to purchase shares of the Company's common stock, all as set forth in the Registration
Statement.

     We hereby consent (a) to be named in the Registration Statement and in the prospectus that constitutes a part of the Registration Statement as the attorneys passing, on behalf of the Company, upon the validity of the issuance of the common stock and warrants, and (b) to the filing of this opinion as an exhibit to the Registration Statement.

     This opinion is to be used solely for the purpose of the registration of the common stock and warrants and may not be used for any other purpose.

Very truly yours,

/s/ Patton Boggs LLP


PATTON BOGGS LLP
Enclosures

                                                                   EXHIBIT  23.2
                                                                   -------------

                      LOVELETT, SKOGEN & ASSOCIATES, P.C.
              formerly known as Lovelett, Hargens, & Skogen, P.C.
                          Certified Public Accountants

                         INDEPENDENT AUDITORS' CONSENT




We consent to the use in this Post Effective Amendment No. 1 to Registration
Statement on Form SB-2 of Double Eagle Petroleum and Mining Co. of our report dated October 29, 1999 relating to the financial statements of Double Eagle
Petroleum and Mining Co. appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading "Experts" in such Prospectus.



                              /s/ Lovelett, Skogen & Associates, P.C.

Casper, Wyoming
September 25, 2000















